                                                      Pursuant to Rule 424(b)(2)
                                                      File Number 333-26769

                                MEDICORE, INC.

                       1,207,000 Shares of Common Stock

                               ($.01 par value)

          The 1,207,000 shares of Common Stock are being offered pursuant to 1994 Stock Options for 400,000 shares of common stock, $.01 par value ("Common Stock") held by two persons (see "Selling Stockholders") exercisable at $1.25 per share through September 30, 1997 ("1994 Options"), and 1995 Stock Options for 807,000 shares of Common Stock held by 21 officers, directors and employees of the Company (see "Selling Stockholders") exercisable at $2.38 per share through April 17, 2000 ("1995 Options"). See "Description of Securities-Options." The 1994 Options and the 1995 Options, unless the context otherwise indicates, will be referred to collectively as the "Options."

         No commissions are to be paid upon exercise of the Options. Proceeds from the exercise of the Options are payable to the Company. See "Use of Proceeds". The Common Stock obtainable upon the exercise of the Options are being offered by the Selling Stockholders for sale from time to time in the over-the-counter market or in negotiated transactions or otherwise at the then prevailing market prices or other negotiated prices. Proceeds from the sale of the Common Stock by the Selling Stockholders are payable to them. See "Use of Proceeds."

         The Common Stock is listed for trading on the Nasdaq National Market under the symbol "MDKI". The bid and asked quotations as reported by Nasdaq on May 2, 1997 for the Common Stock was $2.38 and $2.75, respectively.

         The exercise price of the Options was based on the fair market value of the Common Stock on the date of grant of each option. The exercise price of the 1995 Options was reduced on December 30, 1996 from $3.00 per share to the then current market price of $2.38 per share. The exercise prices of the Options are not to be deemed indicative of the value of the Common Stock.

         The Selling Stockholders, one of whom is a broker-dealer registered with the Securities and Exchange Commission ("Commission") and with the National Association of Securities Dealers, Inc. ("NASD"), and 21 of whom are officers, directors and/or employees of the Company, are subject to the provisions of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"). Sales by the Selling Stockholders and acceptance of Common Stock issued hereby for sale by any broker or dealer, shall constitute the representation and agreement of each such Selling Stockholder, or broker or dealer, that such selling stockholder or broker or dealer has not taken and will not take any action with respect to the offering of the Common Stock hereby in violation of Regulation M. See "Selling Stockholders" and "Plan of Distribution."

         All of the expenses of this Offering, other than Selling Stockholders commission and counsel fees, will be paid by the Company.

                              -----------------

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVESTMENT THEREIN INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY
               THE DISCUSSION UNDER "RISK FACTORS". SEE PAGE 7.


                              -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                                   ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.
               The date of this Prospectus is May 15, 1997.

                            AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Information concerning the Company, and its two public subsidiaries, Techdyne, Inc. ("Techdyne") and Dialysis Corporation of America ("DCA") and their respective directors and officers, their remuneration and options granted to them, their principal holders of securities and any material interests of such persons in transactions with them, as of particular dates, is set forth in information and proxy statements and annual reports distributed to security holders and filed with the Commission and with Nasdaq. Such reports, proxy statements and other information may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission, Region 1, Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Region 3, Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains a Web site that contains reports, proxy and information regarding registrants that file electronically with the Commission at http:\www.sec.gov. Copies of all or any part of such materials may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C., and its regional offices as set forth above. Such reports, information and proxy statements and other information may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, NW, Washington, D.C. 20549.

         The Company has filed with the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the schedules and exhibits filed as a part thereof, which may be obtained from the Commission upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the year ended December 31, 1996 ("Form 10-K") and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, each of which have been filed by the Company with the Commission, are incorporated herein by reference.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document. Requests for such documents should be directed to Medicore, Inc., 2337 W. 76th Street, Hialeah, Florida 33016, Attention: Daniel
R. Ouzts Vice President, Controller and Treasurer, telephone number (305) 558-4000; or Medicore, Inc., 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604, Attention: Lawrence E. Jaffe, Secretary, telephone number (201) 288-8220.

                              PROSPECTUS SUMMARY

         This summary is qualified in its entirety by the detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                                 The Company

          Medicore, Inc. ("Medicore"), incorporated in Florida in 1961, is an international contract manufacturer of electronic, electromechanical and plastic insert and injection molded products primarily for the data processing, telecommunications and instrumentation industries through its 63% owned public subsidiary, Techdyne, including its wholly-owned subsidiary Techdyne (Scotland) Limited ("Techdyne (Scotland)") and Techdyne Livingston Limited which is a subsidiary of Techdyne (Scotland). Medicore also owns and operates three kidney dialysis centers through its 67% owned public subsidiary DCA. See "Business".

          Medicore and its subsidiaries are collectively hereinafter referred to as the "Company."

         The Company distributes medical supplies, primarily disposables, both domestically and internationally, to hospitals, blood banks, laboratories and retail pharmacies. Products distributed include exam gloves, prepackaged swabs and bandages and glass tubing products for laboratories. In addition, the Company distributes a line of blood lancets used to draw blood for testing. Developed by the Company and manufactured by Techdyne, the lancets are distributed under the names Medi-Lance(Trademark) and Lady Lite(Trademark) or as a private label if requested by the customer.

          Through its subsidiary, Techdyne, the Company custom designs and assembles primarily for original equipment manufacturers ("OEM's") over 800 components and finished products for approximately 80 accounts. For the year ended December 31, 1996, approximately 58% of Techdyne's sales were domestic and 42% were effected by Techdyne's wholly owned subsidiary, Techdyne (Scotland) in the European market and to a limited extent in the Middle East. See "Business-Electro-Mechanical Manufacturing." The customer base consists primarily of Fortune 100 companies. For the year ended December 31, 1996 approximately 73% of Techdyne's sales were made to numerous locations of four major customers, Compaq Computer Corporation ("Compaq") (35%), IBM (18%), EMC and its related suppliers (12%), and Motorola (9%). Sales to Avid Technology, Inc. ("Avid") went from 19% in 1995 to 1% in 1996 as a result of a change in the product produced for Avid, and not based on quality or service. During 1996, bidding for Compaq orders became more competitive which resulted in substantially reduced sales to Compaq with lower profit margins on remaining sales. A loss or substantially reduced sales to any major customer would have an adverse effect on Techdyne and the Company as was the case with Compaq in Europe and with Avid in the United States.

         The Company is pursuing new customer orders. Techdyne sales decreased $6,237,000 (21%) in 1996 compared to the preceding years. Domestic sales of Techdyne decreased $4,019,000 (22%), and European sales decreased $2,218,000 (18%) in 1996 compared to the preceding year. The decrease in domestic sales was largely attributable to a decrease in sales to Avid, and the decrease in

European sales was largely attributable to declining sales to Compaq by Techdyne (Scotland). See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company, through DCA and its subsidiaries, operates three outpatient kidney dialysis treatment centers. The centers are located in Fort Walton Beach, Florida, and Lemoyne and Wellsboro, Pennsylvania with a total capacity of 42 stations. The Company plans to begin operations in a new facility in Carlisle, Pennsylvania in the third quarter of 1997. DCA also expects to open a facility in the Manahawkin area of New Jersey, but plans for its operations are still in the developmental stage. Through its outpatient dialysis centers and other DCA subsidiaries, the Company also provides inpatient dialysis services to several hospitals, as well as providing home patient dialysis services including the sale of medical supplies for dialysis treatments. Each of the dialysis centers offers home training to qualified patients who wish to be treated at home. Such treatments include continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD").

         Individuals with End Stages Renal Disease ("ESRD"), chronic kidney failure which is irreversible, receive dialysis treatments or kidney transplantation to sustain life. The most prevalent form of treatment for ESRD patients is home dialysis, which involves the use of an artificial kidney known as a dialyzer, to perform the function of removing toxins and excess fluids from the bloodstream. This is accomplished with a dialysis machine. See "Business-Dialysis Operations."

         Since DCA sold four of its dialysis centers in 1989, it has incurred operational losses. Although DCA has reflected income over the years, this was due to interest income, including interest on funds received through advances to the Company. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company leases 2,800 square feet in Hialeah, Florida; and 3,900 square feet in Hasbrouck Heights, New Jersey for its executive and administrative offices. It also leases 5,000 square feet of space in Hialeah, Florida for its medical supply and consumer products operations, including offices and warehousing for that operation.

         The Company owns two buildings in Hialeah Florida. One is a 16,000 square foot building housing Techdyne's executive and administrative offices (approximately 5,000 square feet); engineering (approximately 2,000 square feet); and prototype and production assemblies and plastic injection molding (approximately 9,000 square feet). Adjacent to that facility is the second building consisting of 12,000 square feet which houses a warehouse and inspection segments of Techdyne's operations. The Company leases these facilities to Techdyne. The Company also owns several parcels of land in Hialeah, Florida, one located adjacent to Techdyne's executive and administrative offices, and another small parcel of land near to Techdyne's offices each used as parking lots. A small undeveloped parcel is near Techdyne's warehouse facilities held for future expansion. The Company also leases office space in New Jersey for its executive offices.


         Techdyne also maintains approximately 18,000 square feet of manufacturing, warehouse and office facilities in Austin and Houston, Texas (both facilities being relocated and subject to lease negotiations), with a new 5,500 square foot facility in Milford, Massachusetts . Its overseas operations, headquartered in Livingston, Scotland, consist of a 31,000 square foot facility. See "Business-Property."

         DCA owns two buildings in Maryland and Pennsylvania. The property in Easton, Maryland, is comprised of approximately 8,000 square feet of which 5,400 square feet is leased to a competitor. DCA also maintains an office on the premises. The property located in Lemoyne, Pennsylvania, consists of land and a building that is 15,230 square feet and houses 13 dialysis stations with space available for expansion. The Lemoyne and Easton properties are subject to mortgages from a Maryland bank with remaining principal at December 31, 1996 of $224,000 and $280,000, respectively. The mortgages are secured by the real and personal property of each location and the bank also has a lien on the rents due to DCA from these properties.

         DCA's subsidiary, Dialysis Services of Pennsylvania, Inc.- Carlisle ("DSP-C"), will begin a 5 year lease for the Carlisle, Pennsylvania, dialysis facility upon completion of construction of the center anticipated to be in the third quarter of 1997. The facility will consist of 4,340 square feet for 12 dialysis stations. One of DCA's other subsidiaries, Dialysis Services of New Jersey, Inc. - Manahawkin, ("DSNJ") has completed negotiations for a 5 year lease for a new facility in Manahawkin, New Jersey, that will house 12 dialysis stations. Construction will begin subject to the ability to upgrade the systems servicing the facility. See "Business-Property."

         The Company's executive offices are located at 2337 West 76th Street, Hialeah, Florida 33016, and at 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604. The Company's telephone number in Florida is (305) 558-4400, and in New Jersey is (201) 288-8220.


                                 The Offering

Common Stock:

         Offered  ............................. 1,207,000(1)

         Outstanding .......................... 5,456,940(2)

Trading Symbols

         Nasdaq National Market
               Common Stock.................... MDKI

Use of Proceeds................................ The Company will not receive any  proceeds from the sale of
                                                the Common Stock by the
                                                Selling Stockholders and will
                                                only receive proceeds upon
                                                the  exercise of the
                                                Options. Assuming all the
                                                presently outstanding Options
                                                are exercised, the Company
                                                would realize approximately
                                                $2,421,000 less expenses of
                                                this offering estimated at
                                                $50,000. The net proceeds are
                                                expected to be used for (i)
                                                acquisition or construction of
                                                new dialysis facilities;  (ii)
                                                new Techdyne  satellite
                                                facilities; (iii) expand
                                                existing Techdyne products;
                                                (iv) upgrade Techdyne plant
                                                and  equipment; and (v) for
                                                working capital. See "Use of
                                                Proceeds."

                                                There is no assurance when or if
                                                any of the Options will be
                                                exercised by an Optionee.
-------------------------

(1) Includes (i) 400,000 shares of Common Stock issuable under the 1994 Options, exercisable at $1.25 per share through September 30, 1997;and (ii) 807,000 shares of Common Stock issuable under the 1995 Options exercisable at $2.38 per share through April 17, 2000; provided no more that 25% of the 1995 Option shares may be sold in any six month period without the consent of the board of directors. See "Selling Stockholders" and "Description of Securities."

(2) Does not include 807,000 shares of Common Stock underlying the 1995 Options granted in April, 1995 under the Company's 1989 Stock Option Plan, which shares are included in this Prospectus for offer by the Selling Stockholders.

Dividends..........................................  The  Company's  board  of directors  determines  the
                                                     timing and amount of
                                                     dividends;  no dividends
                                                     have been paid in the last
                                                     10 years;  future
                                                     dividends,  if any, will
                                                     depend, among  other
                                                     things,  upon  the
                                                     Company's  future
                                                     earnings, capital
                                                     requirements and financial
                                                     condition.  See "Dividend
                                                     Policy."

Price Range of Securities.........................   The Common Stock at May
                                                     2, 1997 closed at $2.50.
                                                     See "Market for the
                                                     Company's Securities."

Risk Factors......................................   Investment in these
                                                     securities involves a high
                                                     degree of risk.  See
                                                     "Risk Factors".

                  Summary Consolidated Financial Information

         The summary consolidated financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. All information should be read in conjunction with the consolidated financial statements of the Company and the notes contained elsewhere in this Prospectus or incorporated herein by reference.

                  Consolidated Statements of Operations Data


                                        Consolidated Statements of Operations Data
                                          (in thousands except per share amounts)
                                                              Years Ended December 31
                                        ---------------------------------------------------------------------
                                        1996(1)          1995            1994           1993          1992(2)
                                        ----             ----            ----           ----          ----
Revenues                               $34,719         $36,660        $24,552         $18,958        $18,737
Net income (loss)                        2,417           2,251            864              18           (869)
Income (loss) per common share             .40             .38            .16              --           (.19)
Weighted average shares
outstanding and equivalents          6,031,004       5,929,215      5,314,261       4,564,940      4,553,710

                                              Consolidated Balance Sheet Data
                                                      (in thousands)
                                                                      December 31
                                        ---------------------------------------------------------------------
                                        1996(1)          1995            1994           1993          1992(2)
                                        ----             ----            ----           ----          ----
Working capital                        $13,844        $  7,034       $  4,871        $  2,497       $  2,557
Total assets                            27,085          21,247         15,955          11,322         11,723
Long-term debt                           1,677             964          1,667             918          1,249
Stockholders' equity(3)                 13,021           9,754          8,027           5,881          5,885

-------------------------
(1)   In 1996, the Company recorded estimated costs of $305,000 for shutdown of its durable medical equipment operations.
(2) In 1992 estimated useful lives for plant equipment and tools and molds, previously 7 years, were increased to 10 years. The effect of this change in estimate was to reduce 1992 depreciation expense by approximately $215,000 or $.05 per common share, loss before extraordinary credit by $203,000 or $.04 per common share and net loss by $215,000 or $.05 per common share.
(3) In 1993, the Company changed its method of accounting for income taxes and implemented, on a retroactive basis, Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Prior year amounts have been restated for the $188,000 retroactive effect of adopting Statement No. 109.
                                      6

                                 RISK FACTORS

         THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT IN THE COMPANY, PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREIN SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY AND ITS SECURITIES, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS.

Risk Factors Relating to the Business of the Company

1. Dependence on Major Customers. A substantial portion of the business of Techdyne, the Company's public subsidiary, is with divisions of four major customers, Compaq, IBM, EMC and its related suppliers and Motorola, which customers accounted for approximately 35%, 18%, 12% and 9%, respectively, of the Company's sales for the year ended December 31, 1996. Although the Company has maintained a good and long-standing relationship with these customers, the loss of any of them would have a materially adverse effect on the Company. Substantially reduced sales to Compaq, which customer accounted for 84% of Techdyne (Scotland's) business in 1996, resulted in reduced earnings and a lower profit margin for that subsidiary. Techdyne's sales to Avid Technology were down from 19% in 1995 to 1% in 1996. No assurance can be given that Techdyne's major customers will continue to use the Company for the design and manufacture of their products. There are no long-term contracts with any customers. Substantially all of the Company's sales and reorders are subject to competitive bids. A loss or substantially reduced sales to any major customer would necessarily have a materially adverse effect on the Company. See "Business-Marketing and Sales."

2.    Secured Loans-Existence of Liens on Significant Portion of Assets.
         (i) Techdyne. A significant portion of Techdyne's assets have been pledged as collateral to secure several bank loans. The financing provides for a $2,000,000 line of credit, due on demand, secured by Techdyne's accounts receivable, inventory, furniture, fixtures and intangible assets. There were no amounts outstanding under this line of credit at December 31, 1996 and no amounts have been drawn down on this line. A $712,500 term loan which had a balance of $691,000 at December 31, 1996 is secured by two buildings and land owned by the Company. The second term loan for $200,000, which had a balance of $167,000 at December 31, 1996, is secured by Techdyne's tangible personal property, goods and equipment. The Company has guaranteed these loans and has subordinated $2,500,000 due from Techdyne, provided that Techdyne may make payments to the Company on this subordinated debt from funds from Techdyne's security offering and from earnings. Techdyne further agreed that in the event that it should sell its interest in Techdyne (Scotland), which is not anticipated, 50% of the selling price would be used to repay the $712,500 term loan facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to "Notes to Consolidated Financial Statements" to the Form 10-K. The Company was in default of certain financial reporting requirements regarding these loans as of December 31, 1996 for which the bank has granted waivers as of December 31, 1996 and through December 31, 1997.

         (ii) DCA. A significant portion of DCA's assets have been pledged as collateral to secure its indebtedness including its properties in Pennsylvania and Maryland. Since these assets are pledged to secure outstanding indebtedness, they are unavailable to secure additional debt financing, which could adversely affect DCA's ability to borrow in the future. In the event DCA defaults on payment of its obligations, including the making of required payment of principal and interest, its indebtedness could be declared immediately due and payable and, in certain cases, its assets could be foreclosed upon. By their terms, these loans may now be called on 90 days notice, and have accordingly been reflected as current liabilities. DCA has been and continues to be in default of certain provisions of these financing agreements, except as to its timely payment of principal and interest, which defaults the bank has waived through December 31, 1996. See "Business-Properties," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to " Notes to Consolidated Financial Statements" to the Form 10-K.

3.  Competition.
         (i) Medical Supply Operations. The medical supply operations are extremely competitive and the Company is not a significant competitive factor in this area.

         (ii) Techdyne. Manufacture and assembly of electro-mechanical and electronic components is a highly competitive industry characterized by a diversity and sophistication of products and components. Techdyne competes with major electronics firms and, to a lesser extent, divisions of large concerns with substantially greater financial and technical resources and personnel than the Company. In addition, there are several offshore manufacturers with lower labor rates, and therefore, lower product costs. The Company's customers could elect to manufacture in-house the products they presently purchase from the Company, which would have a negative affect on the Company. See "Business-Competition."

         (iii) DCA. The operation of kidney dialysis centers is very competitive, in terms of both operations and acquisition of existing dialysis centers. There are numerous local providers, many owned by physicians, and a variety of major operators, who have substantially greater financial resources and many more centers and patients than the Company. In 1996 there were in excess of 2,860 Medicare approved ESRD facilities of which approximately 2,000 were independent dialysis centers. There is extensive competition for acquisition of existing dialysis centers in the markets targeted by the Company, which has increased the cost of acquiring such facilities. Hospitals and other outpatient dialysis centers compete with the Company's dialysis operations. Competition is also intense for qualified nursing and technical staff as well as for neurologists with an adequate patient base. Peritoneal dialysis, a more convenient and less expensive dialysis procedure, presents an additional competitive aspect to hemodialysis treatment. The Company is not a significant competitive factor in kidney dialysis services primarily based upon its limited number of centers and size. See "Business-Competition."

4. Dependence on Key Employees. The continued services of Thomas K. Langbein, Chairman of the Board of Directors, Chief Executive Officer of the Company, Techdyne and DCA, and President of the Company, and Barry Pardon, President of

Techdyne, Joseph Verga, Sr. Vice President, Secretary and Treasurer of Techdyne, John Grieve, Managing Director and Vice President of European Operations for Techdyne, and Bart Pelstring, President of DCA are essential to the Company. Messrs. Langbein and Pardon have employment agreements with the Company and Techdyne, respectively. The loss of these individuals would have a materially adverse effect upon the Company. The Company does not have nor has any immediate plans to obtain "key-man" insurance. See "Management."

5.    Material Factors Relating to Operation of the Business.
     (i) Techdyne. Techdyne's existing and future operations are and will be influenced by several factors including technological developments, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customer's products. Further factors impacting the success of the Company's operations in this area are increases in expenses associated with continued sales growth, the ability to control costs, management's ability to evaluate new orders to target satisfactory profit margins, the capacity of Techdyne to develop and manage the introduction of new products, and competition. Quality control is also essential to Techdyne's operations, since customers demand strict compliance with design and product specifications. Any adverse change in the Company's quality and process controls would adversely affect its relationship with customers and ultimately its revenues and profitability. See "Business-Quality and Process Control."

         (ii) DCA. DCA's growth will be through acquisition and/or development of additional dialysis centers and expanded inpatient services. Implementation is dependent on availability of suitable centers for acquisition, the timely development of outpatient dialysis centers in acceptable areas, the ability to acquire or develop such dialysis centers at costs within the budget of the Company, and the availability of qualified and cost-effective nursing and other technical personnel. The Company is always seeking new opportunities in the dialysis industry, and is currently negotiating with several physicians for the acquisition and development of additional dialysis centers. There is no assurance that any or all of these factors will be satisfied, that the Company will be able to enter into favorable relationships with physicians who would become Medical Directors of such proposed dialysis centers, or that the Company will be able to acquire or develop any new dialysis centers within a favorable geographic area. There is also no certainty as to when any new centers might be established or the number of stations or patient treatments such centers may involve. See "Business-Business Strategy." The dialysis facilities and those centers the Company is seeking to acquire and/or develop are dependant upon referrals of ESRD patients for treatment by physicians specializing in nephrology. The normal procedure in the industry is for the nephrologist or medical professional association of physicians supervising a particular center's operations, usually called the Medical Director, to account for all or a significant portion of the patient base. The loss of certain key referring physicians at a particular center could have a material adverse effect of the operations of the center and could adversely affect the Company's operations. See "Business-Dialysis Operations-Physician Relationships."

6. Operating Losses. DCA sold four of its five dialysis centers in 1989, and since that time has incurred operational losses. Although DCA has reflected income over the years, this has been due to interest income from the funds received upon sale of the dialysis centers and interest income on advances to the Company. DCA incurred losses for fiscal 1996 and 1995 of $22,961 and $167,271, respectively. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Form 10-K Consolidated Financial Statements. Up to mid-1995, DCA advanced funds from the sales of its dialysis centers to the Company for its and its subsidiaries' operations. DCA initiated its expansion program in 1995 with two new centers which it developed in Pennsylvania and a marketing division, Renal Services. These centers are in the developmental stage and generated losses in 1996 due to operational costs and sufficient time needed to develop full capacity dialysis treatments. See Risk Factor No. 5 under "Risk Factors Relating to the Business of the Company" and "Business-Dialysis Operations-Business Strategy." There is no assurance that the Company's expansion strategy will be effected, or if so, although increased revenues may be anticipated, that the Company will operate profitably.

7. Government Regulation. The dialysis operations must adhere to stringent regulations of federal and state authorities. Its operations are subject to the terms of the Social Security Act and similar state laws which provide that it is unlawful to solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment that is paid in whole or in part by Medicare, Medicaid or similar state program. The major federal legislation that affects operations are the following:

         (i) The Omnibus Budget Reconciliation Act of 1993 contains the Physician Ownership and Referral Act known as "Stark II" that has certain provisions that restrict physician referrals for certain "designated health services" to entities with which a physician or an immediate family member has a "financial relationship." Designated health services include, among others, home health services and inpatient and outpatient hospital services. DCA at its Fort Walton Beach facility, provided inpatient dialysis treatments for a local hospital. The physician director of DCA's Fort Walton Beach center has a financial interest in that facility and has patients at the local hospital which thereby could have been deemed self-referrals for inpatient hospital services. In 1995, DCA restructured its inpatient hospital treatment relationship through another subsidiary. The President and Congress are in the process of attempting to reform the health care system. It is possible that federal and state governments will impose additional restrictions upon activities of the type conducted by DCA, which might have a materially adverse effect on the Company's business and results of operations.

         (ii) The Social Security Act prohibits, as do many state laws, the payment of patient referral fees for treatments that are paid for by Medicare, Medicaid or similar state programs. As required by Medicare regulation, each of DCA's dialysis centers is supervised by a Medical Director, a licensed nephrologist or otherwise qualified physician. The Medical Directors are in private practice and are one of the most important sources of the dialysis center's business, since it is such physician's patients that utilize the services of the center. DCA has never been challenged under these statutes and believes its arrangement with Medical Directors are in material compliance with applicable law. DCA endeavors in good faith to comply with all governmental regulations.

         (iii) DCA must comply with certain rules and regulations of the Health Care Financing Administration ("HCFA"), which agency sets the reimbursement rates for dialysis treatments and other medical services. Although none of DCA's business arrangements have been the subject of investigation by any governmental authority, no assurance can be given that legislative developments will not require restructuring business arrangements or that such will comply or be subject to governmental review.

         (iv) In August, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996, a package of health insurance reforms which include a variety of provisions important to health care providers, such as significant changes to the Medicare and Medicaid fraud and abuse laws, which provisions were effective January 1, 1997.

         (v) DCA's dialysis centers are subject to hazardous waste laws and non-hazardous medical waste regulation. Most of the waste is non-hazardous waste, which is disposed of by medical waste sanitation agencies which are primarily responsible for compliance with such laws.

         (vi) There are a variety of regulations promulgated under OSHA relating to employees exposed to blood and other potentially infectious materials requiring employers, including dialysis centers, to provide protection, including providing employees subject to exposure with hepatitis B vaccination, protective equipment, written exposure control plan and training in infection control and waste disposal.

         Although the Company believes it complies in all material respects with currently applicable laws and regulations and to date has not had any difficulty in maintaining its licenses or its Medicare and Medicaid authorizations, the health care service industry is and will continue to be subject to substantial regulation at the federal and state levels, and the scope and effect of such and its impact on the Company's operations cannot be predicted. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities.

         Any loss by DCA of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived or a change resulting from health care reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services would have a material adverse effect on DCA's business. See "Business-Dialysis Operations-Government Regulation."

8. Medicare Reimbursement; Fixed Rates. Most of the Company's revenues from its dialysis operations are attributable to payment received from Medicare under the Medicare ESRD program which reimburses 80% of the patient charges for each dialysis treatment. This reimbursement rate is determined by HCFA. The level of the Company's revenues and profitability may be affected by potential legislation resulting in rate cuts. The national average per treatment reimbursement rate has decreased from $138 in 1983 to approximately $126 current average per treatment rate. The Company's reimbursement rates range from $117 to $123 per treatment. Management is unable to predict whether future rate changes will be made, and even if made whether they will have a material effect on the Company's revenue and net earnings. See "Medicare Reimbursement" and "Government Regulation" under the caption "Business-Dialysis Operations." Furthermore, operating costs tend to increase over the years without any comparable increases, if there are any increases at all in the prescribed dialysis treatment rates, which usually remain fixed and have decreased over the years.

         Similarly, the states in which the Company operates, Florida and Pennsylvania, provide Medicaid or comparable benefits to qualified recipients to supplement their Medicare payments, and these programs are subject to regulatory changes and governmental funding restrictions. The Company is not able to predict whether such regulations and funding will adversely affect these reimbursement programs. See "Business - Dialysis Operations - Medicore Reimbursement."

9. Limited Operating History of New Centers. The Company, through DCA, operates three dialysis centers, two of which Dialysis Services of Pa., Inc.- Lemoyne, ("DSP-L") and Dialysis Services of Pa., Inc.-Wellsboro ("DSP-W") commenced operations in 1995. These new dialysis facilities operate at approximately 50% and 25% capacity, respectively. DSP-W is in a rural area and is anticipated to take a longer time to develop. It has been the Company's experience that a newly developed dialysis center, as opposed to the acquisition of an existing operating facility, takes approximately one year to develop sufficient patients and dialysis treatments to break even. These new dialysis centers, although generating increased revenues for the Company, reflected losses through fiscal 1996. DSP-C is under construction and is anticipated to be operation in the third quarter of 1997. There is no assurance that those facilities or any new dialysis facilities that might be acquired or developed by the Company will be operated profitably. See Risk Factor No. 5 above and "Dialysis Operations," "Business Strategy" and "Competition" under the caption "Business."

         Primary factors that determine whether a dialysis center will be profitable are its geographic location, the availability of nephrologist physicians to supervise the facility and provide a significant portion of the patient base, the ability to retain qualified and cost effective nursing and other technical personnel, and competition. See "Business Strategy" and "Competition" under the caption "Business-Dialysis Operations."

10. Insurance and Potential Liability. For its dialysis operations, the Company maintains and intends to continue to do so, insurance, including insurance relating to personal injury and medical professional liability insurance in amount the Company considers adequate and customary for the industry. The Company has never had a claim asserted against it notwithstanding the extensive dialysis treatments it has provided over the years. Nevertheless, a partially or wholly uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company. There is no assurance such insurance will continue to be available to the Company in the future, or if so, that it will provide adequate coverage against potential liabilities or that a liability claim will not have a material adverse effect on the Company.

Risk Factors Relating to the Securities and the Offering

1. Controlling Shareholders; Potential Conflict of Interest. Assuming full exercise of the Options there will be an additional 1,207,000 shares of Common Stock outstanding, which shares are being offered pursuant to this Prospectus (see "Selling Stockholders"), and which shares represent approximately 18.1% of the Common Stock to be outstanding. Assuming full exercise of the Options, the officers, directors, and employees of the Company and its subsidiaries will own approximately 2,672,000 shares of Common Stock (approximately 40% of the Company). Although such is not numerical control, it provides practical ability to control the policies of the Company and voting. Therefore, these individuals will have a significant influence on all matters on which shareholders are entitled to vote.

         Two of the executive officers and/or directors of the Company are also executive officers and/or directors of Techdyne and DCA, Thomas K. Langbein, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, is also Chairman of the Board and Chief Executive Officer of Techdyne and DCA; and Daniel R. Ouzts, Vice President (Finance) and Controller of the Company, holds those positions with Techdyne and DCA, the latter of which he is also Treasurer. Messrs. Peter D. Fishbein and Anthony C. D'Amore are each directors of the Company and Techdyne. See "Management." Compensation of the common executive personnel and certain other administrative services, facilities and other central operating costs provided by the Company to Techdyne and DCA are charged on the basis of direct usage when identifiable or on the basis of time spent. The amount of expenses charged by the Company to Techdyne and DCA, respectively, was approximately $408,000 and $240,000 for each of the years ended December 31, 1996, 1995 and 1994. See "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

         In addition, Mr. D'Amore, director of the Company and Techdyne, obtained $9,500 in commissions for general liability insurance coverage in 1996, and George Langbein, an independent sales representative for the Company and brother of Chairman of the Board, sold group health insurance to several executives of the Company. Related party transactions are disclosed to the board which decides whether the transactions are in the best interests of the Company and on terms no less favorable than could be obtained from unaffiliated third parties. However, there can be no assurance that any further conflicts of interest will be resolved in favor of the Company. See "Business- Property," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

2. Possible Volatility of Share Price. The Common Stock traded on the American Stock Exchange from 1986 through June 3, 1996 at which time the Common Stock commenced trading on the Nasdaq National Market. Further announcements concerning the Company or its competitors, including operational results, shares eligible for future sale (see Risk Factor No. 5 under "Risk Factors Relating to the Securities and the Offering"), government regulatory changes, or technological innovations may have a significant impact on the market price of the Company's securities. As a result of these factors, the price of the Common Stock may fluctuate significantly.

3. Possible Delisting and Risks of Low Priced Stocks. The Common Stock trades on the Nasdaq National Market. The minimum maintenance criteria for securities listed on the Nasdaq National Market includes two alternatives, the first requiring $4,000,000 in net tangible assets, 750,000 share public float, $5,000,000 market value of public float, a bid price of $1.00, two market makers and at least 400 shareholders of record, all of which criteria the Company satisfies. The second alternative maintenance standard is much more stringent requiring a market capitalization $50,000,000 or the issuer must have $50,000,000 in total assets and total revenues, a public float of 1,100,000 shares with a market value of $15,000,000, and a minimum bid price of $5.00 and four market makers. If the Company is unable to satisfy the Nasdaq National Market maintenance criteria, the Common Stock may be delisted from trading on the Nasdaq National Market. In such event, trading in the Common Stock would be considered on the Nasdaq SmallCap Market, which lacks the prestige and liquidity of Nasdaq National Market. As a consequence, an investor would most likely find it more difficult to dispose of the Common Stock and may be exposed to a risk in a decline in the market price of the Common Stock.

4. Dividends Unlikely. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. To date, the Company has not paid any cash dividends. The board does not intend to declare any cash dividends in the foreseeable future and earnings, if any, will be used to finance the capital requirements of the Company.

5. Shares Available for Future Sale. Officers and directors of the Company and its subsidiaries own approximately 2,655,000 (approximately 40%) shares of the Company, including the 807,000 shares of Common Stock issuable upon exercise of the 1995 Options, which shares are being offered for sale pursuant to this Prospectus, substantially all of which shares are not "restricted" from resale, except such persons may be deemed "affiliates" (control persons) of the Company as defined in Rule 144 promulgated under the Securities Act, and may only sell their shares absent registration, in accordance with the provisions of Rule 144, exclusive of the one-year holding period. In addition, there are 400,000 shares (approximately 18% of the outstanding shares) of Common Stock underlying the 1994 Options, being offered by two entities through this Prospectus. Rule 144 entitles affiliates holding non-restricted securities of the Company to sell every three months in ordinary brokerage transactions an amount of shares which does not exceed the greater of 1% of the Common Stock outstanding, or the average weekly trading volume as reported by Nasdaq during the four calendar weeks prior to said sales. Any substantial sales pursuant to Rule 144, including the sale of the Common Stock by the Selling Stockholders, may have an adverse effect on the market price of the Common Stock, and may hamper the Company's ability to arrange subsequent equity or debt financing or affect the terms and time of such financing. See "Shares Eligible for Future Sale."

6. Determination of Option Exercise Price. The exercise price of the Options was based on the fair market value of the Common Stock on the date of grant of each option. The exercise price of the 1995 Options was reduced on December 30, 1996 from $3.00 per share to the then current market price of $2.38 per share. The exercise prices of the Options are not to be deemed indicative of the value of the Common Stock.

                               USE OF PROCEEDS

         The Company will not realize any proceeds from the sale of the Common Stock from the exercise of the Options held by the Selling Stockholders. The Company will only receive proceeds from the exercise of the Options. Assuming exercise of all the Options, the Company would realize net proceeds of approximately $2,421,000, less expenses of the offering to be paid by the Company estimated at approximately $50,000. See "Plan of Distribution."

         The Company plans to use any proceeds received primarily for (i) acquisition or construction of new dialysis facilities; (ii) new Techdyne satellite facilities; (iii) development of new Techdyne products including low to medium volume surface mount printed circuit boards ("PCBs") and new custom designed products (see "Business-Electro-Mechanical-Manufacturing Products and Services"); (iv) upgrading Techdyne's plant and equipment (see "Business-Electro-Mechanical Manufacturing-Manufacturing and Supplies"); and (v) working capital.

         There is no assurance when, or if any, of the Options will be exercised by Optionees and, therefore, there can be no assurance that the Company will realize any proceeds.

         None of the expenditures allocated to the above categories is a firm commitment by the Company. These are the current plans of the Company. Future events may make shifts in the allocation of funds necessary or desirable. Although the Company has no current plans or intentions to reallocate the proceeds that may result from the exercise of the Options, management, subject to the approval of the board of directors, may reallocate the proceeds in such manner it deems appropriate.

         Pending use of the proceeds, if any, from the exercise of the Options, the Company may invest such funds in short term investments of high quality, bank time deposits, certificates of deposit, or similar investments.

                     MARKET FOR THE COMPANY'S SECURITIES

         The Company's Common Stock traded on the American Stock Exchange until June 3, 1996 when its Common Stock commenced trading on the Nasdaq National Market under the symbol "MDKI." The table below indicates the high and low sales prices by quarter for the Company's Common Stock for the two years ended December 31, 1996.

                                                                  Sale Price
                                                      --------------------------------------------
                                                        High                                 Low
                                                        ----                                 ---
         1996
         1st Quarter..................                 9 3/8                                4
         2nd Quarter.................                  6 5/8                                3 3/4
         3rd Quarter.................                  5 3/8                                3 1/4
         4th Quarter.................                  5 3/4                                2 3/8


         1995

         1st Quarter..................                 4                                    2 3/8
         2nd Quarter.................                  3 13/16                              2 3/4
         3rd Quarter..................                 7 1/2                                3
         4th Quarter..................                 6 1/2                                3 1/4



         On May 2, 1997, the closing price of the Common Stock was $2.50.

         As of May 2, 1997, the Company had 1,400 shareholders of record. The Company estimates, based upon its 1997 proxy solicitation, that its Common Stock is held by approximately 4,000 beneficial shareholders.

                               DIVIDEND POLICY

         The Company has not paid, nor does it have any present plans to pay cash dividends on its Common Stock in the immediate future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's board of directors would determine the timing and amount of any dividends, if such were to be granted in the future. Such future dividends, if any, will depend on the Company's future earnings, capital requirements and financial condition.

                           SELECTED FINANCIAL DATA

         The following selected consolidated financial data for the five years ended December 31, 1996 are derived from the consolidated financial statements audited by Ernst & Young LLP, independent certified public accountants. This data is qualified in its entirety by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included or incorporated by reference elsewhere in this Prospectus.

                                        Consolidated Statements of Operations Data
                                          (in thousands except per share amounts)
                                                              Years Ended December 31
                                        ---------------------------------------------------------------------
                                        1996(1)          1995            1994           1993          1992(2)
                                        ----             ----            ----           ----          ----
Revenues                               $34,719         $36,660        $24,552         $18,958         $18,737
Net income (loss)                        2,417           2,251            864              18            (869)
Income (loss) per common share             .40             .38            .16             --            ( .19)
Weighted average shares
   outstanding and equivalents       6,031,004       5,929,215      5,314,261       4,564,940       4,553,710

                                              Consolidated Balance Sheet Data
                                                      (in thousands)
                                                                    December 31
                                        ---------------------------------------------------------------------
                                        1996(1)          1995            1994           1993          1992(2)
                                        ----             ----            ----           ----          ----
Working capital                        $13,844        $  7,034       $  4,871        $  2,497       $  2,557
Total assets                            27,085          21,247         15,955          11,322         11,723
Long-term debt                           1,677             964          1,667             918          1,249
Stockholders' equity(3)                 13,021           9,754          8,027           5,881          5,885


----------------------------
(1) In 1996, the Company recorded estimated costs of $305,000 for shutdown of its durable medical equipment operations.

(2) In 1992 estimated useful lives for plant equipment and tools and molds, previously 7 years, were increased to 10 years. The effect of this change in estimate was to reduce 1992 depreciation expense by approximately $215,000 or $.05 per common share, loss before extraordinary credit by $203,000 or $.04 per common share and net loss by $215,000 or $.05 per common share.

(3) In 1993, the Company changed its method of accounting for income taxes and implemented, on a retroactive basis, Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Prior year amounts have been restated for the $188,000 retroactive effect of adopting Statement No. 109.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

         The statements contained in this Prospectus that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including statements regarding the Company expectations, intentions, beliefs, or strategies regarding the future. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability, and anticipated expense levels in "Management's Discussion and Analysis of Financial Condition and Results of Operations" including the pursuit of new Techdyne business development efforts to replace lost sales from several major customers in 1996, and the development of new products and facilities, anticipated development and acquisition of dialysis centers, new facility completions and related anticipated costs. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Among the factors that could cause actual results to differ materially are the factors detailed in the risks discussed in the "Risk Factors" section included in this Prospectus.

         Techdyne's electronic and electro-mechanical manufacturing and assembly operations are subject to substantial competition from divisions of large electronic and high technology firms and numerous smaller, specialized companies. Strong competition derives from price advantages of competitors with less expensive off-shore operations. This imposes pressure on Techdyne's bidding orders and profit margins.

         The Company's future growth as an international contract manufacturer of precision electronic, electro-mechanical and plastic insert and injection molded products for OEMs in the data processing, telecommunication and instrumentation industries, will be influenced by several factors including technological developments, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customer's products. Further factors impacting the success of the Company's electronic manufacturing operations are increases in expenses associated with continued sales growth, the ability of Techdyne to control costs, management's ability to evaluate new orders to target satisfactory profit margins, the capacity of Techdyne to develop and manage the introduction of new products, and competition. Quality control is also essential to Techdyne's operations, since customers demand strict compliance with design and product specifications. Any adverse change in Techdyne's excellent quality and process controls could adversely affect its relationship with customers and ultimately its revenues and profitability.

         The dialysis industry is highly competitive and subject to extensive regulation, including the limitation on fees for dialysis treatments and services. Significant competitive factors include quality of care and service, convenience of location and pleasant environment. Additionally, there is intense competition for retaining qualified nephrologists who normally are the sole source of patient referrals and are responsible for the supervision of the dialysis centers. There is also substantial competition for obtaining qualified nurse and technical staff. Major companies, some of which are public companies or divisions of public companies, have many more centers, physicians and financial resources than does the Company's subsidiary, DCA and by virtue of such have a significant advantage in competing for acquisitions of dialysis facilities in areas targeted by the Company.

         The Company's growth in dialysis operations depends primarily on the availability of suitable dialysis centers for acquisition or development in appropriate and acceptable areas, and the Company's ability to compete with larger companies with greater personnel and financial resources to develop these new potential dialysis centers at costs within the budget of the Company. Its ability to retain qualified nephrologists, nursing and technical staff at reasonable rates is also a significant factor. Management continues in negotiations with nephrologists for the acquisition or development of new dialysis facilities, as well as hospitals and other health care maintenance entities. The Company has its fourth center in Carlisle, Pennsylvania under construction and its fifth center is awaiting approval to upgrade services to that facility before the lease can be effective and construction to commence. Several agreements for acute inpatient services are under review, but there is no assurance that such agreements would be completed. Even if the Company were to establish new centers in the near future, or complete inpatient treatment arrangements, there is no certainty as to when any new centers or service contracts would be implemented, or the number of stations, or patient treatments such may involve, or if such will ultimately be profitable.

Results of Operations

         1996 Compared to 1995

         Consolidated revenues decreased approximately $1,941,000 (5%) in 1996 compared to the previous year. Sales revenues decreased $4,460,000 (13%) in 1996 compared to the preceding year. 1996 revenues included a $1,521,000 gain on a securities offering of DCA, the Company's dialysis subsidiary, with 1995 revenues including a $2,002,000 gain on a securities offering of Techdyne, the Company's electronic and electro-mechanical subsidiary. See Note 8 to "Notes to Consolidated Financial Statements" in the Form 10-K. Gain on sale of marketable securities represents a gain attributable to the sale of Viragen common stock for which the carrying value had been written-off in previous periods (see Note 2 to "Notes to Consolidated Financial Statements" in the Form 10-K) with the 1996 gain amounting to $2,584,000 compared to $183,000 for the preceding year. Other income increased approximately $600,000, including a $228,000 gain on the Viragen note recovery (see Note 2 to "Notes to Consolidated Financial Statements" in the Form 10-K); $140,000 from a litigation settlement (see Note 7 to "Notes to Consolidated Financial Statements" in the Form 10-K); and an increase in interest income of $254,000 resulting from interest on Scotland funds invested which were previously tied up in receivables and inventory prior to the cutback in Compaq business in the third quarter of 1996 and interest on funds invested resulting from the Techdyne and DCA public offerings.

         Techdyne's sales decreased $6,237,000 (21%) in 1996 compared to the preceding year. Domestic sales of Techdyne decreased $4,019,000 (22%) and European-based sales decreased $2,218,000 (18%) in 1996 compared to the preceding year. The decrease in domestic sales compared to the preceding year was largely attributable to a decrease in sales of $5,337,000 to Avid Technology which was offset to some degree by a net increase in sales to other customers. The decrease in European-based sales was largely attributable to a decrease of $2,160,000 in sales to Compaq Computer Corp. by Techdyne (Scotland).

         Approximately 73% of Techdyne's consolidated sales and 60% of the Company's consolidated sales for 1996 were made to four customers. Customers generating in excess of 10% of Techdyne's consolidated sales with their respective portions of Techdyne's and the Company's consolidated sales included Compaq which accounted for 35% and 29%, IBM for 18% and 14% and EMC and its related suppliers for 12% and 9%. The loss of, or substantially reduced sales to any of these customers would have an adverse effect on the Company's operations if such sales are not replaced. The Company is pursuing new business development efforts to replace lost sales, although there can be no assurance as to the success of such efforts.

         Revenues of Techdyne Scottish-based subsidiary Techdyne (Scotland), continue to be highly dependent on sales to Compaq, which accounted for approximately 84% and 86% of the sales of Techdyne (Scotland) for 1996 and 1995, respectively. The bidding for Compaq orders in Scotland has become more competitive, which resulted in substantially reduced Compaq sales and lower profit margins on remaining Compaq sales. Techdyne (Scotland) is pursuing new business development efforts to replace significant reductions in Compaq business and is pursuing cost reduction efforts to remain competitive with respect to Compaq, although there can be no assurance as to the success of such efforts.

         Medical product sales revenues increased $310,000 (15%) for 1996 compared to the preceding year. This increase included sales of approximately $297,000 attributable to All American Medical & Surgical Supply Corp., the Company's home healthcare durable subsidiary which commenced operation in January, 1996.

         Medical services sales revenues, which represents revenues of DCA, the Company's dialysis division, increased $1,526,000 (66%) for 1996 compared to the preceding year. This increase was largely attributable to increased revenues of approximately $1,292,000 (243%) compared to the preceding year for the Company's new dialysis centers which commenced operations in Lemoyne, Pennsylvania in June, 1995 and Wellsboro, Pennsylvania in October, 1995. Although the new Lemoyne and Wellsboro, Pennsylvania centers have resulted in increased revenues, during their developmental stage, these centers will adversely affect the Company's results of operations.

         Cost of goods sold as a percentage of consolidated sales amounted to 82% of sales for 1996 and the preceding year.

         Cost of goods sold for Techdyne remained relatively stable, increasing to 86% compared to 85% for the preceding year.


         Cost of goods sold for the medical products division increased to 68% for 1996 compared to 61% for the preceding year, which reflects reduced margins on the principal product of the medical supply division and relatively low margins for the Company's medical durable subsidiary, All American Medical & Surgical Supply Corp., which the Company decided to shutdown due to unprofitable operations.

         Cost of medical services sales decreased to 65% for 1996 compared to 69% for the preceding year, largely as a result of a decrease in healthcare salaries as a percentage of sales due to the increased sales revenues generated by the Company's new Pennsylvania facilities.

         Selling, general and administrative expenses increased $1,463,000 for 1996 compared to the preceding year. This increase included the Company's two new Pennsylvania dialysis centers and the Company's new subsidiary, All American Medical & Surgical Supply Corp. which commenced operations in January, 1996. The Company has recorded approximately $305,000 in shutdown costs for All American. Also included was stock compensation expense during the second quarter of 1996 of approximately $344,000 for forgiveness of notes from option exercises and accrued interest.

         Interest expense decreased by approximately $29,000 in 1996 compared to the preceding year as a result of changes in both average outstanding borrowings and average interest rates associated with those borrowings.

         The bulk of the Company's outstanding borrowings are related to real property and tied to the prime interest rate. The prime rate was 8.25% at December 31, 1996 and 8.5% at December 31, 1995 respectively.

         1995 Compared to 1994

         Consolidated revenues increased $12,108,000 (49%) in 1995 compared to the previous year, including a $2,002,000 gain on a securities offering of Techdyne, the Company's electronic and electro-mechanical subsidiary. See "Liquidity and Capital Resources" below and Note 8 to "Notes to Consolidated Financial Statements" to the Form 10-K. Techdyne accounted for most of the $10,410,000 (44%) sales increase. Techdyne revenues increased $9,889,000 (48%) over 1994 with domestic revenues increasing $5,459,000 (43%) and European-based revenues increasing $4,430,000 (56%).

         The increase in domestic revenues of Techdyne for the year resulted from an overall net increase in sales to existing customers, and continuing new customer development efforts, coupled with additional revenues resulting from an increased level of customer service made possible through Techdyne's Texas manufacturing facilities, one in Houston, Texas and the other recently established in Austin, Texas.

         The revenues of Techdyne's Scottish-based subsidiary, Techdyne (Scotland), continue to be highly dependent on sales to Compaq Computer Corp. which accounted for approximately 86% and 80% of the sales of Techdyne (Scotland) for 1995 and 1994, respectively. Sales by Techdyne (Scotland) to Compaq in 1995 increased $4,280,000 (68%) compared to the preceding year. While the Company believes that Techdyne (Scotland) will maintain substantial sales to Compaq, the bidding for Compaq orders in Scotland has become more competitive, which the Company anticipates may result in some loss of Compaq business and will result in lower profit margins on Compaq sales. Techdyne (Scotland) intends to pursue new business development efforts to replace reductions in Compaq business and to pursue cost reduction efforts to remain competitive with respect to Compaq, although there can be no assurance as to the success of such efforts.

         Approximately 80% of Techdyne's consolidated sales and 72% of the Company's consolidated sales for 1995 were made to five customers. Compaq accounted for 36% and 32%, Avid Technology for 19% and 17%, and the other three customers each accounted for less than 10% of Techdyne's and the Company's consolidated sales. The loss, or substantially reduced sales to, any of these customers would have an adverse effect on the Company's operations. Techdyne had sales of $5,653,000 to Avid for 1995. As a result of a change in the product platform of the product produced for Avid, Techdyne anticipates a loss of a majority of its sales to Avid during the next year. Techdyne intends to pursue new business development efforts to replace these lost sales, although there can be no assurance as to the success of such efforts.

         Medical supply sales revenues increased $144,000 (9%) in 1995 compared to the preceding year. The principal product of this division the Medi-lance(Trademark), accounted for 76% and 70% of medical product sales revenues in 1995 and 1994, respectively.

         Medical services sales revenues, which represents revenues of the Company's dialysis division, increased $475,000 (26%) in 1995 compared to the preceding year. This increase primarily resulted from the commencement of treatments at the Company's new dialysis centers in Lemoyne, Pennsylvania in June 1995 and Wellsboro, Pennsylvania in October 1995, which accounted for approximately $531,000 in revenues for the year ended December 31, 1995. Revenues related to the Company's dialysis center in Fort Walton Beach, Florida decreased approximately $57,000, which included revenues lost as a result of a hurricane (see "Liquidity and Capital Resources" below), for the year ended December 31, 1995 compared to the same period of the preceding year. Although the new Lemoyne and Wellsboro, Pennsylvania centers (see "Liquidity and Capital Resources" below) are expected to result in increased revenues, as was the case for the year ended December 31, 1995, during their development stage, these centers will adversely affect the Company's results of operations.

         Gain on sale of marketable securities represents a gain attributable to the sale of Viragen, Inc. common stock for which the carrying value had been written-off in previous periods. See "Liquidity and Capital Resources" below.

         Cost of goods sold as a percentage of consolidated sales remained relatively stable between the periods, increasing in 1995 from 81% to 82% of sales revenues.

         Cost of goods sold for the Company's electronic and electro-mechanical subsidiary, Techdyne, increased to 85% in 1995 compared with 84% in the preceding year. The increase in sales revenues, along with improved manufacturing efficiencies and overall cost reduction efforts resulted in an increase in operating profits of $929,000 for 1995 for this subsidiary compared to the preceding year.

         Cost of goods sold for the medical product division was 61% for both 1995 and 1994. Operating profit for this division decreased approximately $7,000 in 1995 compared to the preceding year, which included start-up costs of approximately $37,000 for the Company's new medical durable subsidiary, All American Medical & Surgical Supply Corporation.

         Cost of medical services sales increased to 69% for the year ended December 31, 1995 compared to 62% for the preceding year. This increase is largely attributable to higher costs associated with the low volume of treatments at the new Pennsylvania dialysis centers and includes relatively high salary and benefit costs for the new facilities due to the competition for health care workers in the area. Operating losses of the Company's new dialysis centers which are in their developmental stages, resulted in an increase in operating losses of $295,000 for 1995 for the Company's dialysis subsidiary compared to the preceding year, which included start-up costs for the two new dialysis centers of approximately $80,000.

         Selling, general and administrative expenses increased $685,000 (17%) in 1995 over the previous year. This increase included increased support activities associated with the increase in sales revenues, including increases in administrative personnel and related benefits and sales commissions and also included start-up costs of approximately $117,000 related to the Company's new medical durable subsidiary and two new dialysis centers, which were expensed during the fourth quarter of 1995 rather than being deferred. Management of the Company believes that due to probable changes in the accounting for start-up costs it is no longer prudent to capitalize start-up costs. Selling, general and administrative expenses as a percentage of sales decreased to 14% for the year ended December 31, 1995, compared to 17% for the preceding year as a result of increased sales, costs containment efforts and economies of scale, despite start-up costs for the new companies.

         Interest expense increased by approximately $39,000 (19%) in 1995 over the previous year largely as a result of the mortgage associated with Techdyne (Scotland)'s purchase of its manufacturing facility, previously leased, and an increase in average interest rates.

         The bulk of the Company's borrowings are related to real property mortgages and Techdyne's line of credit, all of which are tied to the prime interest rate. The prime rate was 8.5% at December 31,1995 and 1994, respectively.

Liquidity and Capital Resources

         Working capital totaled $13,844,000 at December 31, 1996, an increase of $6,810,000 over the prior year. The increase reflects net proceeds of DCA's public offering of approximately $3,445,000 and proceeds from sales of Viragen stock of approximately $2,584,000. Also included was an increase of $344,000 in the net of tax valuation of marketable securities pursuant to Statement of

Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities and a substantial reduction in current debt as a result of Techdyne's bank refinancing and the litigation settlement proceeds.

         Included in the changes in components of working capital was an increase of $5,829,000 in cash and cash equivalents, which included net cash used in operating activities of $23,000, net cash provided by investing activities of $2,317,000 (including proceeds of $2,584,000 from the sale of Viragen stock, $374,000 in payment received on the Viragen note receivable, and additions to property plant and equipment of $798,000) and net cash provided by financing activities of $3,393,000 (including proceeds from DCA's securities offering of approximately $3,445,000 and from the bank refinancing of $181,000 and repayments on long-term debt of $271,000).

         In February, 1996, Techdyne refinanced its bank loan agreement with another Florida bank. The new financing provides for a $2,000,000 line of credit, due on demand, secured by Techdyne's accounts receivable, inventory, furniture, fixtures and intangible assets. There were no amounts outstanding under this line of credit at December 31, 1996 and no amounts have been drawn down on this line. A $712,500 term loan which had a balance of $691,000 at December 31, 1996 is secured by two buildings and land owned by the Company. The second term loan for $200,000 which had a balance of $167,000 at December 31, 1996 is secured by Techdyne's tangible personal property, goods and equipment. The Company has guaranteed these loans and has subordinated $2,500,000 due from Techdyne, provided that Techdyne may make payments to the Company on this subordinated debt from funds from Techdyne's security offering and from earnings. Techdyne further agreed that in the event that it should sell its interest in Techdyne (Scotland), which is not anticipated, 50% of the selling price would be used to repay the $712,500 term loan facility. See Note 3 to "Notes to Consolidated Financial Statements" to the Form 10-K. The Company was in default of certain financial reporting requirements regarding these loans as of December 31, 1996 for which the bank has granted waivers as of December 31, 1996 and through December 31, 1997.

         Techdyne has outstanding borrowings of $145,000 from a local bank with interest payable monthly and the notes maturing April, 1997. In October, 1994, the Company obtained a replacement mortgage of $230,000 to refinance the first and second mortgages on a building it leases to Techdyne. The principal balance under this mortgage amounted to $213,000 at December 31, 1995. This loan was paid off through the refinanced Techdyne bank loan agreement which became effective in February, 1996. In April, 1993, the Company purchased a vacant lot adjacent to Techdyne's facility in Hialeah, Florida for possible future expansion. In connection with this purchase, the Company obtained a $130,000 mortgage. The principal balance outstanding under this mortgage amounted to $82,000 and $95,000 at December 31, 1996 and December 31, 1995, respectively.

         Techdyne (Scotland) has a line of credit with a Scottish bank, with a US dollar equivalency of approximately $342,000 at December 31, 1996 and had an option for additional funding which provided a total line of $620,000 at December 31, 1995. The line of credit is secured by the assets of Techdyne (Scotland) and guaranteed by Techdyne. This line of credit operates as an overdraft facility. No amounts were outstanding under this line of credit as of December 31, 1996 or December 31, 1995. In October, 1994, Techdyne (Scotland) purchased the facility housing its operations for approximately $730,000, obtaining a 15-year mortgage which had a US dollar equivalency of approximately $622,000 and $591,000 at December 31, 1996 and December 31 ,1995, respectively.

         During 1988, the Company, through DCA, its dialysis subsidiary, obtained mortgages totaling $1,080,000 on its two buildings, one in Lemoyne, Pennsylvania and the other in Easton, Maryland, which housed the Company's dialysis centers. These centers were sold in October, 1989. The mortgages had a combined remaining balance of $504,000 and $576,000 at December 31, 1996 and December 31, 1995, respectively. DCA was in default of certain covenants principally relating to net worth and debt service ratio requirements under these loan agreements as of December 31, 1996. The lender has waived compliance with these covenants as of December 31, 1996 and through December 31, 1997.

         The bank has liens on the real and personal property of DCA, including a lien on all rents due and security deposits from the rental of these properties. The loans contain a provision allowing the bank mandatory repayment upon 90 days written notice after five years, which period has elapsed. Accordingly, while no notice has been given, the unpaid principal balance is carried as a current liability.

         The Company has an equipment purchase agreement for kidney dialysis machines for its Florida and Pennsylvania dialysis facilities which had a remaining principal balance of $272,000 and $185,000 at December 31, 1996 and December 31, 1995, respectively, which reflected an increase due to a financed equipment purchase for the Company's Florida dialysis center in 1996. See Note 3 to "Notes to Consolidated Financial Statements" to the Form 10-K.

         Since the Company established Viragen in 1980, it had advanced substantial sums to that former subsidiary, spun-off in 1986. In August, 1993, the Company and Viragen executed a modified mortgage and promissory note, with interest at prime plus 1%, effective as of September 1, 1993 in the amount of $429,400, which was amortized over a 20-year term in equal monthly installments with a balloon payment of all remaining unpaid principal and interest due August 1, 1996. In March, 1996, Viragen prepaid $165,000 on this note. Viragen repaid the remaining balance in August, 1996, which had been offset by an allowance for amounts previously written off as uncollectible. The Company recognized a gain of $228,000, included in other income, as a result of collecting the previously reserved note balance. Interest was at a prime plus 1%. Interest earned under the note amounted to $14,000 for 1996 and $40,000 for the preceding year. See note 3 to "Notes to Consolidated Financial Statement" to the Form 10-K.

         During 1996, the Company sold 682,000 shares of Viragen stock realizing a gain and cash proceeds of $2,583,000. During 1995, the Company sold 173,000 shares of Viragen common stock, realizing a gain and cash proceeds of $183,000. The carrying value of these securities was previously written off. Under the provisions of FASB Statement No. 115, the remaining shares at December 31, 1996 have been recorded at an estimated fair value of $1,406,000 with the unrealized gain, net income tax effect, credited to a separate component of stockholder's equity.

         Techdyne completed a public offering on October 2, 1995, realizing net proceeds of approximately $3,321,000 from which it repaid $1,500,000 of intercompany indebtedness to the Company with the balance of the proceeds to be used to establish new facilities, expand existing products, upgrade plant and equipment, hire additional direct sales personnel and for working capital. There is a convertible note issued by Techdyne, convertible at $1.75 per share for the balance of intercompany indebtedness due to the Company which amounted to approximately $2,998,000 including accrued interest at December 31, 1996 with $350,000 of the note having been converted into 200,000 shares of Techdyne common stock in June, 1996. As a result of the offering, the Company's ownership in Techdyne decreased from 83.1% to 62.5% and was 63.5% at December 31, 1996. In connection with the Techdyne offering, in the fourth quarter of 1995, the Company recognized a gain of approximately $2,002,000, with applicable income taxes of $761,000, which resulted in a net gain of approximately $1,241,000. See
Note 8 to "Notes to Consolidated Financial Statements" to the Form 10-K.

         Techdyne is seeking to expand its operations possibly through suitable acquisitions of companies in similar businesses. No assurance can be given that its present funding, including the proceeds from its securities offering, would be sufficient to finance such acquisitions or that sufficient outside financing would be available to fund such expansion.

         Techdyne anticipates the future establishment of satellite facilities, one of which is presently under consideration for the Northwestern United States, such facilities requiring approximately $300,000 for leasehold improvements, equipment and furniture and fixtures. Most of these costs will be provided from the proceeds of Techdyne's 1995 security offering which, together with Techdyne's refinanced credit facilities, should be adequate for these expenditures required over the next 12 months.

         In November, 1995, DCA, the Company's dialysis subsidiary, authorized the declaration of a $1.30 per share dividend for which the Company's portion related to its ownership interest in DCA amounted to approximately $3,134,000 which was paid by a reduction in the intercompany advances receivable from the Company and the minority interest portion of approximately $29,000 was paid in cash. In October, 1995, after receiving a $1,500,000 repayment from Techdyne on intercompany advances, the Company repaid approximately $1,000,000 of its intercompany indebtedness to DCA. In the second quarter of 1996, DCA completed a public offering realizing net proceeds of approximately $3,445,000. In connection with the DCA offering, in the second quarter of 1996, the Company recognized a gain of approximately $1,521,000, with applicable income taxes of $578,000, which resulted in a net gain of approximately $943,000. As a result of the offering, the Company's ownership in DCA decreased from 99.1% to 67.2%. See
Note 8 to "Notes to Consolidated Financial Statements" to the Form 10-K.

         DCA, having operated on a larger scale in the past, is seeking to expand its outpatient dialysis treatment facilities and inpatient dialysis care. Such expansion, whether through acquisition of existing centers, or the development of its own dialysis centers, requires capital, which was the basis for DCA's securities offering. No assurance can be given that DCA will be successful in implementing its growth strategy or that the funds from the public sale of the DCA securities will be adequate to finance expansion or that sufficient outside financing would be available to fund expansion.


         The bulk of the Company's cash balances are carried in interest yielding vehicles at various rates and mature at different intervals depending on the anticipated cash requirements of the Company.

         Given its current level of working capital and Techdyne's refinanced bank loan, management believes current levels of working capital are adequate to successfully meet liquidity demands for at least the next twelve months.

Inflation

         Inflationary factors have not had a significant effect on the Company's operations. The Company attempts to pass on increased costs and expenses by increasing selling prices when and where possible and by developing different and improved products for its customers that can be sold at targeted profit margins. However, in the Company's medical services segment, revenue per dialysis treatment is subject to reimbursement rates established and regulated by the federal government. These rates do not automatically adjust for inflation. Any rate adjustments relate to legislation and executive and Congressional budget demands, and have little to do with the actual cost of doing business. Therefore, dialysis services revenues cannot be voluntary increased to keep pace with increases in nursing and other patient care costs. See Risk Factor No. 8 under "Risk Factors Relating to the Business of the Company" and "Business-Dialysis Operations-Medicare Reimbursement."

                                   BUSINESS

General

         The Company, incorporated in Florida in 1961, manufactures and distributes medical products, and through its 63% owned public subsidiary, Techdyne, is an international contract manufacturer of electronic, electro-mechanical and plastic insert and injection molded products primarily for the data processing, telecommunications and instrumentation industries through Techdyne, including its wholly-owned subsidiary Techdyne (Scotland) and Techdyne Livingston Limited, a subsidiary of Techdyne Scotland. Medicore also owns and operates three kidney dialysis centers through its 67% owned public subsidiary DCA.

         The Company's executive offices are located at 2337 West 76th Street, Hialeah, Florida 33016 and at 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604. Its telephone number in Florida is (305) 558-4000 and in New Jersey is
(201) 288-8220.

             Financial Information Relating to Industry Segments

                                                                         Year Ended December 31,
                                                          -----------------------------------------------
Revenues                                                     1996               1995               1994
                                                             ----               ----               ----
Electro-mechanical...................................     $24,434,180       $30,424,358       $20,535,683
Medical products.....................................       2,012,498         1,702,042         1,557,993
Medical services.....................................       4,136,970         2,469,372         2,024,589
Earned at corporate level............................       4,517,673         2,413,790           735,759
Elimination of intersegment revenues:
Parent company real estate rental
   charges to electro-mechanical manufacturing.......        (103,450)         (130,000)         (130,000)
Electro-mechanical manufacturing
   sales to medical services.........................        (278,465)         (219,482)         (172,331)
                                                          -----------       -----------       -----------
         Total Revenues..............................     $34,719,406       $36,660,080       $24,551,693
                                                           ==========        ==========        ==========

                                                                                     Year Ended December 31,
                                                                      --------------------------------------------------
                                                                           1996               1995               1994
                                                                           ----               ----               ----
Operating Profit (Loss) (1)

Electro-mechanical...................................                  $1,282,190         $2,218,269          $1,289,134
Medical products(4)..................................                    (637,360)            34,789              41,967
Medical services.....................................                      75,706           (322,156)            (26,849)
                                                                       ----------         -----------        ------------
         Total Operating Profit......................                     720,536          1,930,902           1,304,252
Earned at corporate level............................                   4,517,673          2,413,790             735,759
General corporate expenses...........................                     977,691            505,169             660,445
Interest expense.....................................                     217,615            246,393             207,703
                                                                       ----------         ----------          ----------
Income before income taxes, and minority interest....                  $4,042,903         $3,593,130          $1,171,863
                                                                        =========          =========           =========

                                                                                         Year Ended December 31,
                                                                          ---------------------------------------------------
                                                                               1996               1995               1994
                                                                               ----               ----               ----
Identifiable Assets (2)
Electro-mechanical.........................................               $13,224,196         $12,879,101        $  8,741,418
Medical products............................................                  985,210             780,343             696,564
Medical services ............................................               7,552,289           3,971,867           2,303,560
                                                                          -----------         -----------         -----------
                                                                           21,761,695          17,631,311          11,741,542
                                                                           ----------          ----------          ----------
Corporate assets.............................................               5,323,157           3,615,843           4,213,782
                                                                          -----------         -----------         -----------
         Total Assets......................................               $27,084,852         $21,247,154         $15,955,324
                                                                           ==========          ==========          ==========

                                     Financial Information Relating to Foreign
                                      and Domestic Operations and Export Sales

                                                                      Year Ended December 31,
                                                          -------------------------------------------------
                                                             1996               1995                1994
                                                             ----               ----                ----
Net Sales and Other Income
     United States.....................................   $24,559,290        $24,349,700        $16,670,955
     Europe (3)........................................    10,160,116         12,310,380          7,880,738
                                                           ----------         ----------        -----------
                                                          $34,719,406        $36,660,080        $24,551,693
                                                           ==========         ==========         ==========

Net Income (Loss)
     United States(4)..................................   $ 1,897,373        $ 1,254,849        $   297,950
     Europe (3)........................................       519,896            996,422            566,158
                                                          -----------        -----------        -----------
                                                          $ 2,417,269        $ 2,251,271        $   864,108
                                                          ===========         ==========        ===========

Identifiable Assets (2)
     United States.....................................   $21,299,640        $14,645,274        $12,044,745
     Europe (3)........................................     5,785,212          6,601,880          3,910,579
                                                            ---------          ---------          ---------
                                                          $27,084,852        $21,247,154        $15,955,324
                                                           ==========         ==========         ==========

------------------------------
(1) Operating profit is total revenue exclusive of revenues earned at the corporate level, less operating expenses and includes any applicable amortization of costs in excess of net tangible assets acquired. Operating expenses exclude general corporate expenses, interest expense and minority interest of subsidiaries.

(3) Identifiable assets by segment include assets directly identifiable with the applicable operations. Corporate assets consist primarily of cash, receivables, marketable securities, real property and deferred expenses.

(3) Techdyne (Scotland) sales are primarily to customers in the United Kingdom. In 1994, sales were expanded to Ireland, Germany and Israel.

(4) Includes estimated costs of $305,000 for shutdown of durable medical equipment operations.

Medical Products

         The Company distributes medical supplies, primarily disposables, both domestically and internationally, to hospitals, blood banks, laboratories and retail pharmacies. Products distributed include exam gloves, prepackaged swabs and bandages and glass tubing products for laboratories. In addition, the Company distributes a line of blood lancets used to draw blood for testing. Developed by the Company and manufactured by Techdyne, the lancets are distributed under the names Medi-Lance(Trademark) and Lady Lite(Trademark) or as a private label item if requested by the customer.

         The Company has decided to shutdown its durable medical equipment subsidiary, All American Medical & Surgical Supply Corp. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Marketing of medical products is conducted by independent manufacturer representatives and employees of the Company.

Electro-Mechanical Manufacturing

         Techdyne is an international contract manufacturer of electro-mechanical, electronic, and plastic insert and injection molded products, primarily manufactured to customer specifications and designed for original equipment manufacturers ("OEMs") and distributors in the data processing, telecommunications and instrumentation industries. Included among its customers are several Fortune 100 companies. Approximately 58% of sales are domestic and 42% was effected through Techdyne (Scotland) in the European markets and to a limited extent in the Middle East.

         Custom-designed products primarily include conventional and molded cables and wire harnesses, and to a more limited extent, printed circuit boards ("PCBs") and electro-mechanical assemblies. Techdyne also manufactures complete finished assemblies as well as conducts contract manufacturing for other companies. Manufacturing is accomplished, if applicable, in accordance with Underwriters Laboratories specifications and the Canadian Standards Association requirements. Techdyne has an ISO 9002 quality assurance designation for its Hialeah, Florida and Houston, Texas facilities, which similar quality assurance designation is held by its European subsidiary Techdyne (Scotland). See "Quality Control" below.

         Techdyne is also engaged in horizontal injection molding and vertical insert molding for production of medical products and electronic components. Medical products produced for the Company's medical supply operations include the Medi-Lance(Trademark), Medi-Let and Lady Lite(Trademark) lancets, the latter developed for women's use. See "Medical Supplies" above.

         Products and Services

                  Cable and Harness Assemblies

         A cable is an assembly of electrical conductors insulated from each other and twisted around a central core and jacketed. Cables may be molded or non-molded. Techdyne maintains a large assortment of standard tooling for D-subminiature connectors (connectors over molded with the imprint of the customer's name and part number), Din connectors (circular connectors with from two to four pairs of wires used for computer keyboards), phono connectors, flat ribbon cables, and discrete cable assemblies. Today's computers are multi-media, providing audio as well as video, such as the CD-ROM.

         Flat ribbon cable or ribbon cable assemblies are cables with wires (conductors) on the same plane with connectors at each end. Flat ribbon cables are used in computer assemblies and instrumentation.

         Discrete cable assemblies are wires with contacts and connectors. Harnesses are prefabricated wiring with insulation and terminals ready to be attached to connectors. The cable sales of Techdyne comprised approximately 82% of its total sales revenue for 1996.

         Printed Circuit Boards and Molded Assemblies

         PCB assemblies are electronic assemblies consisting of a basic printed circuit laminate with electronic components including diodes, resistors, capacitors and transistors, inserted and wave soldered. PCBs may be used either internally within the customer's products or in peripheral devices. The variety of PCBs produced include through-hole assemblies, low and medium volume surface mount PCB assemblies, and mixed technology PCBs. Through-hole assemblies are standard rigid boards with components on one side and solder pads on the other side. Surface mount circuit assemblies are components with no leads which are soldered to pads on the surface of the PCB. The mixed technology PCB combines both through-hole and surface mount.

         Contract Manufacturing Products

         Contract manufacturing involves the manufacture of complete finished assemblies with all sheet metal, power supplies, fans, PCBs, as well as complete sub-assemblies for integration into an OEM's finished products, such as speaker and lock key assemblies and diode assemblies that consist of wire, connectors and diodes that are over-molded, packaged and bar coded for distribution. These products can be totally designed and manufactured by Techdyne through its computer-aided design system, engineering and supply procurement. Alternatively, the customer may provide specifications and Techdyne will assist in the design and engineering, or just manufacture to the customer's specifications. Contract manufacturing products also include rack assemblies for data processing and video editing and custom disk drive enclosures for OEMs.

         By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications in their products without costly retooling and without any extensive capital investments for new or altered equipment.

         Medical Products

         Lancets are produced for the Company for its medical supplies distribution. A lancet is a small sharp pointed instrument used to prick the finger to draw blood for testing. Lancets produced by Techdyne are vertical insert molded disposable products distributed under the trade names Medi-Lance,(Trademark) and Lady Lite(Trademark) and Medi-Let or under a private label if requested by the customer. See "Medical Supplies" above.


         Reworking and Refurbishing

         Customers provide Techdyne with materials and sub-assemblies acquired from other sources which the customer has determined requires modified design or engineering changes. Techdyne redesigns, reworks, refurbishes and repairs these materials and sub-assemblies. Contract manufacturing, medical product sales, reworking and refurbishing together constitute approximately 9% of sales.

         Manufacturing and Supplies

         Components and products are custom designed and developed to fit specific customer requirements and specifications. Techdyne's industrial, electrical and mechanical engineers work in close liaison with its customers' engineering departments from inception through design, prototypes, production and packaging. The engineering staff also determines any special capital equipment requirements, tooling and dies, which must be acquired.

         Techdyne maintains a large assortment of standard tooling and modern state-of-the-art equipment at all of its facilities. Techdyne operates simultaneous production and assembly lines for its diverse mix of electrical and electro-mechanical products.

         In addition to assembly operations, Techdyne has become more involved in contract manufacturing of moderate to high volume turnkey assemblies and sub-assemblies, including injection molded and electronic assembly products. See "Business - Electro-Mechanical Manufacturing Products" above. Finished turnkey assemblies include the entire finished product and the entire manufacturing process from design and engineering to purchasing raw materials manufacturing and assembly of the component parts, testing, packaging and delivery of the product to the customer. By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications to their products without costly retooling and without any extensive capital investments for new or altered equipment.

         Techdyne (Scotland)'s manufacturing facility, located in Livingston, Scotland, focuses mainly on the electronics industry producing primarily molded cables, wire harnesses and electro-mechanical assemblies, incorporating multifaceted design and production capabilities.

         Techdyne also has "supplier partnerships" to meet customers' needs. This involves Techdyne accomplishing the in-house manufacturing requirements of the customer. Through EDI (electronic data interchange) the customer conveys its needs on a weekly basis based on a rolling quarterly forecast.

         Materials used in Techdyne's operations consist of metals, electronic components such as cable, wire, resistors, capacitors, diodes, PCBs, and plastic resins. These materials are readily available from a large number of suppliers and manufacturers. Techdyne has not experienced any significant disruptions from shortages in materials or delivery delays of its suppliers and believes that its present sources and the availability of its required materials are adequate. Techdyne has a completely computerized system of material requirements planning, purchasing, sales and marketing functions.

         Quality and Process Control

         Techdyne has an ISO 9002 quality assurance designation for its Hialeah, Florida and Houston, Texas facilities, which is the international standard of quality with respect to all quality systems of operations, including, among others, purchasing, design, engineering, processes, manufacturing, sales, inventory control and quality. Techdyne (Scotland) also holds a similar quality assurance designation.

         Quality control is essential to Techdyne's operations since low-cost and high quality production are primary competitive standards and are vital to the services of Techdyne. See "Competition" below. Products, components, assemblies and sub-assemblies manufactured by Techdyne are thoroughly inspected visually and electronically to assure components are to strict specifications and are functional and safe. Management believes it is one of the manufacturers of choice for the major Fortune 100 companies who are its customers based upon its excellent record of quality production. The Company's extremely low product return rate of less than 50 PPM attests to its dedication to quality.

         Strict process controls are also standard operating procedure. Process controls deal with the controls relating to the entire manufacturing process. The Company strives for a CPK of two, i.e., twice as critical as customer tolerances.

         During the course of initial qualification and production cycles, new and existing customers inspect Techdyne and its operations. Techdyne's product and manufacturing quality receives excellent ratings and quality awards.

         Marketing and Sales

         Domestic sales are generated by five regional sales managers. There are also two in-house sales people, including the President of Techdyne. The regional sales managers have six independent manufacturer representative agencies. Sales are also generated through catalogues, brochures and trade shows. Within the last year, the Company hired three new sales managers to maximize its growth potential in circuit board and contract manufacturing sales. The Company believes that the new additions to the sales staff will effectively accomplish this in the coming year.

         The manufacturer sales representatives, primarily marketing electronic and similar high technology-products, are retained under exclusive sales representative agreements for specific territories and are paid on a commission basis. The sales representatives cannot represent any other person engaged in the business of manufacturing services similar to those of Techdyne, nor represent any person who may be in competition with Techdyne. The agreements further prohibit the sales representative from disclosing trade secrets or calling on customers of Techdyne for one year from termination of their agreement.

         Techdyne (Scotland) has four in-house sales personnel who market its products, primarily ribbon and discrete cable assemblies, electro-mechanical products and molded cable assemblies, as well as engaging in rework and refurbishing products for customers in Scotland, England, Ireland, Germany and the Middle East.

         Substantially all of Techdyne's sales and reorders are effected through competitive bidding. Most sales are accomplished through purchase orders with specific quantity, price and delivery terms. Some production, such as its supplier partnerships (see "Manufacturing and Supplies" above), are accomplished under open purchase orders with components released against customer requests.

         Techdyne's customer base consists primarily of Fortune 100 companies. In 1996, approximately 73% of Techdyne's sales were made to numerous locations of four major customers Compaq (35%), IBM (18%), EMC and its related suppliers (12%), and Motorola (9%). Techdyne sells to these major companies as well as approximately 80 other smaller customers which comprise the remaining 25% of sales. Techdyne's sales to Avid Technology, Inc. ("Avid") totaling 19% of sales for 1995 year were down to 1% for fiscal 1996. Techdyne (Scotland) had a substantial portion of its sales, approximately 84% to Compaq. During 1996, bidding for Compaq orders became more competitive due to Far Eastern competition which resulted in substantially reduced sales to that customer with lower profit margins on remaining sales. A loss or substantially reduced sales to any major customer would necessarily have a materially adverse effect on Techdyne and the Company as was the case with Compaq in Europe and Avid in the United States. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Backlog

         At December 31, 1996, Techdyne's backlog of orders amounted to approximately $7,300,000, of which approximately $1,320,000 was represented by the orders for Techdyne (Scotland) operations. Management believes, based on past experience and relationships with its customers and knowledge of its manufacturing capabilities, that substantially all of its backlog orders are firm and will be filled within this fiscal year. The purchase orders within which Techdyne performs do not provide for cancellation. Over the last several years cancellations have been minimal. There is no assurance that the backlog data is a reliable indicator of future sales.
 .

Dialysis Operations

         The Company, through DCA and its subsidiaries, operates three outpatient dialysis treatment centers with a capacity of 42 stations in pleasant surroundings for approximately 130 dialysis patients and in 1996 performed approximately 13,800 outpatient dialysis treatments. A fourth center is under construction in Carlisle, Pennsylvania and the lease for a fifth dialysis facility in the southern New Jersey area is being concluded subject to a variance, with a medical director already in place for that proposed facility. Medical services provided method two home patient supply sales for the year ended December 31, 1996 of approximately $600,000. The

Company performed approximately 1,375 inpatient dialysis treatments in 1996. Home dialysis treatments are effected through two separate subsidiaries, DCA Medical Services ("Medical Services") and Dialysis Medical, Inc. ("DMI"), the latter having commenced operations January 1, 1997. The Pennsylvania dialysis centers and Medical Services have acute care contracts with hospitals in their respective regions to provide inpatient dialysis services.

         In December, 1995 the Company established a subsidiary, Renal Services of Pa., Inc. ("Renal Services"), to implement the Company's growth strategy to obtain new inpatient dialysis services at hospitals and to assist in establishing or acquiring outpatient dialysis centers. Renal Services obtained the new proposed location in Manahawkin, New Jersey and a medical director has been retained for that proposed facility.

         There are a variety of Medicare approved ESRD facilities such as transplant hospitals and centers. According to statistics developed by HCFA, at the end of 1995 there were approximately 2,000 independent dialysis facilities. Approximately 70% of the independent dialysis centers are non-hospital proprietary owned facilities.

         ESRD Treatment Options

         Kidneys generally act as a filter removing harmful substances and enabling the body to maintain proper and healthy balances of chemicals and water in the blood. Chronic kidney failure is also known as end-stage renal disease ("ESRD") which results in chemical imbalance and buildup of toxic chemicals. It is a state of kidney disease characterized by advanced renal impairment which is irreversible, and without treatment or kidney transplantation, is fatal.

         Treatment options for ESRD patients include (1) hemodialysis, performed either at (i) an outpatient facility, or (ii) inpatient hospital facility, or
(iii) home through hemodialysis and peritoneal dialysis, either CAPD or CCPD; and (2) kidney transplant. The significant portion of ESRD patients receive treatments at outpatient dialysis facilities (approximately 82%) with the remaining patients treated at home through hemodialysis or peritoneal dialysis. Patients treated at home are monitored by a designated outpatient facility.

         The most prevalent form of treatment for ESRD patients is hemodialysis, which involves the use of an artificial kidney, known as a dialyzer, to perform the function of removing toxins and excess fluids from the blood-stream. This is accomplished with the dialysis machine, a complex blood filtering device which takes the place of certain functions of the kidney and which machine also controls external blood flow and monitors the toxic and fluid removal process. The dialyzer has two separate chambers divided by a semi-permeable membrane, and when the blood circulates through one chamber, a dialyzer fluid is circulated through the other chamber. The toxins and excess fluid pass through the membrane into the dialysis fluid. Patients usually receive three treatments per week with each treatment taking three to five hours. Dialysis treatments are performed by teams of licensed nurses and trained technicians pursuant to physician's instructions.

         ESRD patients may be treated at home with either hemodialysis or peritoneal dialysis. Home hemodialysis treatment requires the patient to be medically suitable and have a qualified assistant. Additionally, home dialysis requires training for both the patient and the assistant, which usually takes two to three weeks. The use of conventional home hemodialysis has declined and is minimal due to the stress to the patient and the need for the presence of a partner and is more expensive than CAPD.

         Another home treatment for ESRD patients is through peritoneal dialysis. There are several variations of peritoneal dialysis, the most common being CAPD and CCPD. All forms of peritoneal dialysis use the patient's peritoneal (abdominal) cavity to eliminate fluid and toxins from the patient. CAPD utilizes dialysis solution and the patient's peritoneal cavity to eliminate fluid and toxins from the patient and does not require a mechanical device or an assistant. CCPD is performed in a manner similar to CAPD, but utilizes a mechanical device to cycle dialysis solution while the patient is sleeping. Peritoneal dialysis is the third most common form of ESRD therapy following center hemodialysis and renal transplant.

         The second most common modality for patients with ESRD is kidney transplantation which the Company does not provide. While this is the most desirable form of therapeutic intervention, the shortage of suitable donors and possibility of donor rejection limits the availability of this alternative.


         Location, Capacity and Use of Facilities

         DCA currently operates three outpatient dialysis centers with a total capacity of 42 licensed stations. The Company owns and operates those centers through its subsidiaries. Dialysis Services of Florida, Inc.-Ft. Walton Beach ("DSF") is located in Florida and the other two, Dialysis Services of Pennsylvania, Inc.-Lemoyne ("DSP-L") and Dialysis Services of Pennsylvania, Inc.-Wellsboro ("DSP-W") are in Pennsylvania. A new dialysis center is under construction in Carlisle, Pennsylvania and the Company is completing a lease, subject to approval for upgrading services to the building, for a new dialysis facility in the Manahawkin area of New Jersey.

         DCA also provides acute inpatient dialysis services to three hospitals, one in each of the regions where its facilities are located. Each of its dialysis facilities provides training, supplies and on-call support services for home peritoneal dialysis.

         The Fort Walton Beach, Florida dialysis facility, which commenced operations in 1989 and is approved for 17 dialysis stations, for the years ended December 31, 1994, 1995 and 1996 provided approximately 9,920, 9,400 and 12,050 dialysis treatments, respectively. This includes Medical Services which provided approximately 400 acute patient care treatments, and approximately 4,550 home patient treatments for the year ended December 31, 1996. The Lemoyne, Pennsylvania center commenced operations in June, 1995 and through December 31, 1995, its initial period of operations, provided approximately 2,100 dialysis treatments, and for the year ended December 31, 1996, provided approximately 5,570 dialysis treatments. The Wellsboro, Pennsylvania dialysis facility commenced operations on September 28, 1995 and provided approximately 390 dialysis treatments for the year ended December 31, 1995 and approximately 2,130 dialysis treatments for the year ended December 31, 1996.


         Operations of Dialysis Centers

         The Company's dialysis facilities are designed specifically for outpatient hemodialysis and generally contain, in addition to space for dialysis treatments, a nurses' station, a patient weigh-in area, a supply room, water treatment space used to purify the water used in hemodialysis treatments, a dialyzer reprocessing room (where, with both the patient's and physician's consent, the patient's dialyzer is sterilized for reuse), staff work area, offices and a staff lounge and kitchen. DCA facilities also have a designated area for training patients in home dialysis. Each facility also offers amenities for the patients, such as a color television with headsets to each dialysis station. The Fort Walton Beach facility is located on the Gulf of Mexico, providing the dialysis patient with a beautiful and relaxing view and atmosphere.

         In accordance with conditions for participation in the Medicare ESRD program, each facility has a qualified Medical Director. See "Physician Relationships" below. Each facility also has a nurse administrator who supervises the day-to-day operations and the staff, which consists of registered nurses, licensed practical nurses, patient care technicians, a part-time social worker and a part-time registered dietitian.

         DCA's facilities offer high-flux and high-efficiency hemodialysis, which utilize machinery that allow patients to dialyze in a shorter period of time per treatment because such methods cleanse the blood at a faster rate than conventional hemodialysis. DCA's facilities also offer conventional hemodialysis, which, in the Company's experience, provides the most viable treatment for the patients. The Company considers its dialysis equipment to be modern and efficient.

         DCA also offers various forms of home dialysis, primarily CAPD and CCPD. Home dialysis services consist of providing equipment and supplies, training, patient monitoring and follow-up assistance to patients who prefer and are able to receive dialysis treatments in their homes. Patients and their families or other patient helpers are trained by a registered nurse to perform either CAPD or CCPD at home. Training programs for CAPD or CCPD generally encompass two to three weeks.

         Inpatient Dialysis Services

         DCA provides inpatient dialysis services to three hospitals. These services (excluding physician professional services) are for a per treatment fee individually negotiated with the hospital. DCA either transports the dialysis equipment and supplies to the hospital when requested, or maintains the equipment and supplies at the hospital, and administers the dialysis treatments as required. Inpatient services are typically required for patients with acute kidney failure resulting from trauma or similar causes, patients in the early stages of ESRD, and ESRD patients who require hospitalization for other reasons. One of the Pennsylvania in-hospital treatment agreements expires on May 30, 1997 and if not favorably renegotiated will adversely impact patient treatment and revenues.


         Ancillary Services

         Dialysis facilities provide certain ancillary services to ESRD patients, including the administration of Erythropoeitin ("EPO") upon a physician's prescription. EPO is a bio-engineered protein which stimulates the production of red blood cells and is used in connection with all forms of dialysis to treat anemia, a medical complication frequently experienced by ESRD patients. Other ancillary services may include studies to test the degree of bone deterioration; electrocardiograms; nerve conduction studies to test the degree of deterioration of nerves; doppler flow testing to test the effectiveness of the patient's vascular access for dialysis; blood transfusions; and therapeutic plasmapheresis. See "Medicare Reimbursement" below.

         Physician Relationships

         A key factor in the success of a facility is its relationship with area nephrologists. An ESRD patient generally seeks treatment at a facility near such patient's home and where such patient's nephrologist has practice privileges. Consequently, DCA relies on its ability to provide quality dialysis care and to meet the needs of referring physicians in order to continue to receive physician referrals of ESRD patients.

         The conditions of participation in the Medicare ESRD program mandate that treatment at a dialysis facility be under the general supervision of a Director who is a physician. DCA has engaged by written agreement qualified physicians or groups of qualified physicians to serve as Medical Directors for each of its facilities. Generally, the Medical Director must be board eligible or board certified in internal medicine and have had at least 12 months of experience or training in the care of patients at ESRD facilities. DCA's Medical Directors refer patients to the Company's centers and are typically the substantial source of referrals to the particular center served.

         Under the Medical Director Agreements, the Medical Director elects the alternate reimbursement plan under the ESRD program, whereby the physician's fee for services is billed to the government payment authority on a direct basis, and such fee is paid directly to the physician or professional association as the case may be. The Medical Director (or professional association) maintains its own medical malpractice insurance. The agreements provide for non-competition for an average of one to two years in a limited area related to DCA's dialysis centers. The Medical Director Agreement does not prohibit the physician from providing direct patient care services at other locations and consistent with law, such Agreement does not require a physician to refer patients to DCA's dialysis center. DCA's ability to establish a dialysis facility is significantly geared to the availability of a qualified physician or nephrologist, with a patient base, to serve as DCA's Medical Director. The loss of a Medical Director or an important referring physician at a particular center could have a material adverse effect on the operations of that facility, DCA and the Company. Compensation of Medical Directors is separately negotiated for each facility and generally depends on competitive factors in the local market, the physician's qualifications and the size of the facility.

         Quality Assurance

         Pursuant to the over-all direction of Charles Coe, a Vice President, DCA implements a quality assurance program to maintain and improve the quality of dialysis treatment and care it provides to its patients. This program requires each center, through its Medical Director and administrator, to review quality assurance data, whether related to direct dialysis treatment services, or equipment and technical improvements, to environmental improvements and staff-patient, personal relationships. These evaluations are in addition to assuring regulatory compliance with HCFA and the Occupational Safety and Health Administration ("OSHA").

         Patient Revenues

         Substantially all of the fees for outpatient dialysis treatments are funded under the ESRD Program administered and in accordance with rates established by HCFA. The balance of the outpatient charges are paid by private payers including the patient's medical insurance or private funds. Under the ESRD Program, payments for dialysis services are determined pursuant to Part B of the Medicare Act which presently pays 80% of the allowable charges for each dialysis treatment furnished to patients. The maximum payments vary based on location of the center. See "Medicare Reimbursement" below.

         The inpatient dialysis services are paid for by the hospital pursuant to contractual pre-determined fees for the different dialysis treatments. Inpatient treatments accounted for approximately 11% and 12% of DCA's revenues for the year ended December 31, 1995 and December 31, 1996, respectively.

         Florida and Pennsylvania, the two states in which DCA presently operates, provide Medicaid or comparable benefits to qualified recipients to supplement their Medicare coverage. Medicaid payments to DCA have not been significant. Medicare and Medicaid programs are subject to regulatory changes, statutory limitations and governmental funding restrictions, which may adversely affect DCA's revenues and dialysis services payments. See "Medicare Reimbursement" below.

         Medicare Reimbursement

         DCA is reimbursed primarily from third party payers including Medicaid, commercial insurance companies, and substantially by Medicare under a prospective reimbursement system for chronic dialysis services provided to ESRD patients. Under this system, the reimbursement rates are fixed in advance and have been adjusted from time to time by Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides DCA with predictable and recurring per treatment revenues and allows DCA to retain any profit earned. Medicare has established a composite rate set by HCFA that governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for such treatment, certain laboratory tests and certain medications. HCFA recently eliminated routine Medicare coverage for nerve conduction studies, electrocardiograms, chest x-rays and bone mineral density measurements, and will only pay for such tests when there is documentation of medical necessity. The Medicare composite rate is subject to regional differences. Certain other services and items are eligible for separate reimbursement under Medicare and are not part of the composite rate, including certain drugs (including EPO, the allowable rate currently $10 per 1000 units), blood (for amounts in excess of three units per patient per year), and certain physician-ordered tests provided to dialysis patients. The ancillary services are not significant segments of income to DCA. DCA routinely submits claims monthly and is usually paid by Medicare within 30 days of the submission.

         DCA receives reimbursement for outpatient dialysis services provided to Medicare-eligible patients at rates that are currently between $117 and $123 per treatment, depending upon regional wage variations. The Medicare reimbursement rate is subject to change by legislation and recommendations by the Prospective Payment Assessment Commission ("PROPAC"). The current maximum composite reimbursement rate is $134 per treatment. The Company is unable to predict what, if any, future changes may occur in the rate of reimbursement, or, if made, whether any such changes will have a material effect on DCA's revenues and net earnings.

         Medicaid Reimbursement

         Medicaid programs are state administered programs partially funded by the federal government. These programs are intended to provide coverage for patients whose income and assets fall below state defined levels and who are otherwise uninsured. The programs also serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverages (e.g., oral medications) that are not covered by Medicare. State regulations generally follow Medicare reimbursement levels and coverages without any co-insurance amounts. Certain states, however, require beneficiaries to pay a monthly share of the cost based upon levels of income or assets. The State of Florida does not provide Medicaid benefits on a primary insurance basis, but does provide benefits as a secondary insurer to Medicare. Within the State of Florida, various governmental subdivision agencies provide insurance coverage for the indigent who are otherwise uninsured. Pennsylvania has a Medical Assistance Program comparable to Medicaid, with primary and secondary insurance coverage to those who qualify. DCA is a licensed ESRD Medicaid provider in all states in which it does business.

 Business Strategy

         The Company, having 20 years experience in successfully developing and operating dialysis treatment centers, is intent upon using its expertise to expand its dialysis operations, including provision of additional ancillary services to patients. Expansion of its dialysis facilities is being approached through the acquisition of existing outpatient dialysis centers and/or developing its own dialysis centers.

          As in operating dialysis centers, the key element in acquiring or developing centers is locating a nephrologist or group of nephrologists with a substantial patient base, since the center is primarily going to serve such patients. Other considerations in evaluating a proposed acquisition or development of a dialysis center are the availability and cost of qualified labor, particularly nursing and technical staff, the size and condition of the facility and its equipment, the atmosphere for the patients, the area's demographics and population growth estimates, whether a certificate of need is required, and the existence of competitive factors such as hospital or proprietary non-hospital owned and existing outpatient dialysis facilities within reasonable proximity of the proposed center.

         DCA estimates that the development of a new outpatient dialysis center, subject to location, size and services, would cost from $600,000 to $750,000. An acquisition, which usually costs more than construction and development of a new center, can be accomplished quickly once the parties are in agreement. To construct and develop a new center ready for operations may take an average of four to six months and 12 months or more to generate income, all of which are subject to location, size and competitive elements. DCA is frequently in initial negotiations with nephrologists to develop or acquire dialysis centers. There is no assurance these negotiations will result in any final or firm arrangements for the development of any new dialysis facilities.

         Management is also seeking to increase acute dialysis care contracts with hospitals for inpatient dialysis services. These contracts are sought with hospitals in areas serviced by its centers. Hospitals are willing to enter into such inpatient care arrangements for cost efficiencies and to eliminate the administrative burdens of providing dialysis services to their patients. It is simpler for the hospital to engage an independent party with the expertise and the knowledge, such as DCA, to provide the inpatient dialysis treatments; and the Company finds these arrangements beneficial, since the contract rates are negotiated and are not fixed by government regulation as is the case with Medicare reimbursement fees for ESRD patient treatment.

         DCA has recently initiated a non-exclusive relationship with a managed care facility to treat its dialysis patients at DSP-L and is reviewing other proposed agreements with nursing homes and managed care facilities to provide its residents with dialysis treatment care. Part of the Company's growth strategy is to expand into alliances with managed care organizations, particularly those with multi-units throughout the region. The initial arrangement and agreements being reviewed provide for DCA to bill Medicare as is its normal procedure rather than the nursing home or managed care facility. This is a new area of development for the Company and may not materialize into significant growth.

         Any significant expansion, whether through acquisition or development of new centers, is dependent upon existing funds or financing from other sources. To construct a 10 station center may cost in a range of $600,000 to $750,000 depending on location, size and related services to be provided by the proposed facility. Acquisition of existing facilities may range from $40,000 to $70,000 per patient. Therefore, a center with 30 patients could cost from $1,200,000 to $2,100,000 subject to location, competition, nature of facility and negotiation. Should such acquisition opportunities arise, there can be no assurance that DCA or the Company would have available or be able to raise the necessary financing.


 Potential Liability and Insurance

         Participants in the health care market are subject to lawsuits based upon alleged negligence, many of which involve large claims and significant defense costs. DCA, although involved in chronic and acute kidney dialysis services for approximately 20 years, has never been subject to any suit relating to its dialysis operations. DCA currently has in force general liability insurance, including professional and products liability, with coverage limits of $1 million per occurrence and $3 million in the aggregate annually. DCA's insurance policies provide coverage on an "occurrence" basis and are subject to annual renewal. A successful claim against DCA in excess of its insurance coverage could have a material adverse effect upon DCA's business and results of operations.

Government Regulation

         General

         Dialysis treatment centers must comply with various state and federal health laws which are generally applicable to medical care facilities. The dialysis center must meet standards relating but not limited to maintenance of equipment and proper records, personnel and quality assurance programs. Each dialysis center is subject to periodic inspections by state agencies to determine if the operations meet these regulatory standards. DCA must comply with certain rules and regulations of and each dialysis center must be certified by HCFA. These requirements have been satisfied by DCA's dialysis facilities. HCFA's regulations generally control and regulate the charges, procedures and policies which must be followed by dialysis centers.

         Many states have eliminated the requirement for dialysis centers to obtain a certificate of need, a requirement for regulating the establishment and expansion of dialysis centers. There are no certificate of need requirements in Florida or Pennsylvania where DCA presently operates. In past years, DCA has always been able to comply with applicable certificate of need laws.

         DCA's record of compliance with federal, state and local governmental laws and regulations has been excellent. Regulation of health care facilities, including dialysis centers, is extensive with legislation continually proposed relating to safety, reimbursement rates, licensing and other areas of operations. The Company is unable to predict the scope and effect of any changes in governmental regulations, particularly any modifications in the reimbursement rate for medical services or requirements to obtain certification from HCFA. Enforcement may also become more stringent adding to compliance costs as well as potential sanctions. There are few regulations and decisions interpreting the laws relating to and addressing dialysis operations. Therefore, it is difficult to assess whether DCA's past or present operations and contractual arrangements might be successfully challenged, or whether DCA would be able to modify its contracts or business practices to comport with the law and to maintain its licenses and approvals, the failure of which could adversely effect its business. The Company reviews legislative changes and developments and will restructure a business arrangement if management determines such might place it in material noncompliance with such law or regulation. See "Social Security Act" and "Stark II" below. None of DCA's business arrangements with physicians, patients or others has been the subject of investigation by any governmental authority. No assurance can be given that DCA's business arrangements will not be the subject of an investigation or prosecution by a federal or state governmental authority which could result in any type of civil or criminal sanction.

         Social Security Act

         The Social Security Act provides Medicare coverage to most persons regardless of age or financial condition for dialysis treatments as well as kidney transplants. See "Patient Revenues" and "Medicare Reimbursement" under "Business - Dialysis Operations." The Social Security Act further prohibits, as do many state laws, the payment of patient referral fees for treatments that are otherwise paid for by Medicare, Medicaid or similar state programs. Although the Social Security Act expressly prohibits kickbacks, bribes or rebates for patient referrals, the courts have broadly construed the wrongful transaction language relating to patient referrals, which could subject dialysis treatment operators to criminal and civil violations, including imprisonment, fines or exclusion of the provider from future participation in the Medicare program.

         The federal government in 1991 and 1992 published regulations that established exceptions, "safe harbors", for certain business arrangements that would not be deemed to violate the illegal remuneration provision of the federal statute. All elements must be satisfied to meet the safe harbor exception, but failure to satisfy all elements does not mean the business arrangement violates the illegal remuneration provision of the statute. As required by Medicare regulations, each of the Company's dialysis centers is supervised by a Medical Director, a licensed nephrologist or otherwise qualified physician. The Medical Directors are in private practice and are one of the most important sources of the dialysis center's business, since it is such physician's patients that utilize the services of the center. The compensation of the Company's Medical Directors is fixed by the Medical Director Agreement and reflects competitive factors in their respective location, and the size of the center. See "Business-Dialysis Operations-Physician Relationships." The Company has never been challenged under these statutes and believes its arrangement with its Medical Directors are in material compliance with applicable law. The Company endeavors in good faith to comply with all governmental regulations. However, there can be no assurance that the Company will not be required to change its practices or experience a material adverse effect as a result of any such potential challenge.

         The Company's dialysis facility in Fort Walton Beach, Florida is operated by DSF, a subsidiary in which the Medical Director, whose patients are dialyzed at the facility, holds a minority ownership interest. By virtue of the Stark II legislation restricting certain physician referrals for certain "designated health services," that center's inpatient treatments were succeeded to by Medical Services, another subsidiary of DCA. See "Business-Dialysis Operations-Location, Capacity and Use of Facilities" and "Stark II" below.


         Florida has legislation prohibiting physicians from holding financial interests in various types of medical facilities to which they refer patients, of which dialysis facilities are not included. Specifically, the Florida statute prohibits health care providers (which term includes physicians) from referring a patient for designated health care services to an entity in which the health care provider (physician) has an investment interest. Designated health services includes clinical laboratory services, physical therapy services, diagnostic imaging services, radiation therapy and comprehensive rehabilitative services. The Florida statute also precludes a physician from referring a patient for any other health care item or service to an entity in which the physician has an investment interest unless the entity is a publicly traded corporation meeting certain substantial criteria or certain disclosure requirements are met as well as other terms and criteria, which disclosure criteria the Company believes it satisfies. The Company provides its Fort Walton Beach, Florida patients with a written disclosure form informing the patient of the existence of an investment interest of the Medical Director of that facility, and with the names and addresses of at least two alternative sources of such services. A violation of the disclosure requirements constitutes a misdemeanor and may be grounds for disciplinary action.

         Stark II

         The Physician Ownership and Referral Act ("Stark II") was adopted and incorporated into the Omnibus Budget Reconciliation Act of 1993. Stark II restricts physician referrals, with certain exceptions, for certain "designated health services" to entities in which a physician or an immediate family member has a "financial relationship" defined to include an ownership or investment interest in, or a compensation arrangement between the physician, and the entity. The entity is prohibited from claiming payment for such services under the Medicare or Medicaid programs, is liable for the refund of amounts received pursuant to prohibited claims, can be imposed with civil penalties of up to $15,000 per service and can be excluded from participation in the Medicare and Medicaid programs. Stark II provisions which may be relevant to DCA became effective on January 1, 1995.

         For purposes of Stark II, "designated health services" includes, among others, clinical laboratory services, durable medical equipment, parenteral and enteral nutrients, home health services, and inpatient and outpatient hospital services. The Company believes, based upon the language and the legislative history of Stark II and the industry practice, that Congress did not intend to include dialysis services and the services and items provided incident to dialysis services as accomplished by DCA within the Stark II prohibitions. DCA compensates its nephrologist-physicians as Medical Directors of its dialysis centers pursuant to Medical Director Agreements. As a condition to participating in the Medicare ESRD program, dialysis treatments at a center must be under the supervision of a Director who is a physician. "Business-Dialysis Operations-Physician Relationships." The physician's compensation is fixed by agreement and is not geared to the number of patients treated at or patient referrals to the dialysis center. Non-affiliated physicians who send or treat their patients at any of DCA's facilities do not receive any compensation from DCA. DCA bills Medicare for the patient treatment and the non-affiliated physician bills the patient, or other third party reimbursement source, for his services. DCA's provision of inpatient services to a hospital in the area of the Fort Walton Beach, Florida, dialysis facility operated by DSF in which subsidiary the Medical Director holds an investment interest might have been deemed referral for designated health services, since the Medical Director was also affiliated with and treating those patients at the local hospital. DSF terminated its inpatient treatment contract with that hospital, which inpatient treatment services were succeeded to by another subsidiary of DCA in which no physician has any investment or ownership interest.

         Medicare

         The Medicare program represents a substantial portion of the federal budget. Congress has taken action in most recent legislative sessions to modify the Medicare program for the purpose of reducing the amounts otherwise payable from the program to health care providers. However, there are no significant proposed cuts in dialysis payments. HCFA is initiating a Congressionally-mandated ESRD managed care demonstration project to last three years to determine fees for dialysis and transplant patients. In the budget bill now undergoing reconciliation in Congress, the ESRD program received a five year waiver from reduction in Medicare outlays to allow for the results of the HCFA project. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or substantially reduce the amount paid for Company services. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect DCA's business operations, as well as its competitors.

         On August 21, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996 ( "HIPA"), a package of health insurance reforms which include a variety of provisions important to health care providers, such as significant changes to the Medicare and Medicaid fraud and abuse laws. The fraud and abuse provisions were effective January 1, 1997. While many of the provisions are self-implementing, some require further rulemaking by HHS. HIPA established two programs that will coordinate federal, state and local health care fraud and abuse activities, to be known as the Fraud and Abuse Control Program and the Medicare Integrity Program. Under these programs, governmental and, in some cases private entities may undertake a variety of activities (including medical, utilization and fraud review, cost report audits, secondary payer determinations), new safe harbors may be created or edited and reports of fraud and abuse actions against providers will be shared. HIPA further seeks to encourage whistleblower reports by individuals. HIPA further extends coverage of the fraud and abuse laws to all federally funded health care programs and to private health plans; but the anti-kickback statute does not apply to private health plans.

         HIPA also sets forth a program intended to assist providers in understanding the requirements of the fraud and abuse laws. HIPA first permits individuals to petition the Department for written advisory opinions regarding whether an arrangement constitutes prohibited remuneration under the federal anti-fraud abuse laws, satisfies the requirement of an existing safe harbor and/or constitutes grounds for imposition of civil and criminal sanctions under the federal anti-fraud and abuse laws. Such opinions will be binding on HHS and the party receiving the opinions. HHS is required to publish regulations specifying the procedures governing the application and response processes respecting these advisory opinions.

         HIPA also increases significantly the amount of civil monetary penalties for offenses related to health care fraud and abuse, increasing civil monetary penalties from $2,000 plus twice the amount of each false claim to $10,000 plus three times the amount of each false claim. HIPA expressly prohibits four practices, namely (1) submitting a claim that the person knows or has reason to know is for medical items or services that are not medically necessary, (2) transferring remuneration to Medicare and Medicaid beneficiaries that is likely to influence such beneficiary to order or receive items or services, (3) certifying the need for home health services knowing that all of the coverage requirements have not been met, and (4) engaging in a pattern or practice of upcoming claims in order to obtain greater reimbursement. However, HIPA creates a tougher burden of proof for the government by requiring that the government establish that the person "knowingly presented" a false or fraudulent claim, where "knowingly presented" is defined to require "deliberate ignorance" or "reckless disregard" of the law. Merely negligent conduct should nor violate the Civil False Claims Act. HIPA further adds health care fraud, theft, embezzlement, obstruction of investigations and false statements to the general federal criminal code with respect to federally funded health programs, thus subjecting such acts to criminal penalties. Moreover, a court imposing a sentence on a person convicted of federal health care offense may order the person to forfeit all real or personal property that is derived from the criminal offense. HIPA did not clarify, modify or eliminate provisions of Stark II.

         In January, 1997 HHS proposed a new regulation that would revise and update ESRD conditions for coverage. The proposal focuses on patients' rights and reforms and expands coverage. The proposal also reflects new developments in technology and equipment.

         Hazardous Waste and Other Regulations

         The Company's dialysis centers are subject to hazardous waste laws and non-hazardous medical waste regulation. Much of DCA's waste is non-hazardous. Medical waste is handled separately and is disposed of pursuant to contracts with licensed medical waste sanitation agencies which are primarily responsible for compliance with such laws.

         There are a variety of regulations promulgated under OSHA relating to employees exposed to blood and other potentially infectious materials requiring employers, including dialysis centers, to provide protection, including providing employees subject to such exposure with hepatitis B vaccinations, protective equipment, written exposure control plan and training in infection control and waste disposal.

         Although the Company believes it complies in all material respects with currently applicable laws and regulations and to date has not had any difficulty in maintaining its licenses or its Medicare and Medicaid authorizations, the health care service industry is and will continue to be subject to substantial regulation at the federal and state levels, and the scope and effect of such and its impact on the Company's operations cannot be predicted. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities.

         Any loss by DCA of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived or a change resulting from health care reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services would have a material adverse effect on the Company's business.

Patents and Trade Names

         The Company sells certain of its medical supplies and products under the trade name Medicore(Trademark). Certain of its lancets are marketed under the trade names Medi-Lance(Trademark) and Lady Lite(Trademark). See "Business - Medical Products" above.

         The Company is the assignee of three patents relating to its lancets. The issuance of a patent does not assure protection against the development of similar, if not superior processes, know-how and products. The Company does not rely on patents or trademarks in its electro-manufacturing operations and manufacturing of medical products. Dependency is placed more on design, engineering, manufacturing cost containment, quality and marketing skills to establish or maintain market position.

Competition

         The medical supply operations are extremely competitive and the Company is not a significant competitive factor in this area.

         In electro-mechanical manufacturing, Techdyne faces competition from many areas including divisions of large electronic and high-technology firms as well as from numerous smaller, specialized companies. Competitive price advantages may also be available to competitors with less expensive off-shore operations. Management believes the primary competitive factors to be price, quality of production, prompt customer service, timely delivery, engineering expertise and technical assistance to customers. Among this mix of competitive standards, management believes it is competitive with respect to delivery time, quality, cost and customer service. Management also believes its competitive position is enhanced through Techdyne (Scotland)'s European manufacturing and marketing operations. See "Business - Electro-Mechanical Manufacturing" above.

         Due to the number and variety of competitors, reliable data relative to Techdyne's competitive position in the electronic components and assembly industry is difficult to develop and is not known.

         The operation of kidney dialysis centers is very competitive with numerous local providers, many owned by physicians, and several major operators, who have substantially greater financial resources and many more centers and patients than the Company. By virtue of such these companies have a significant advantage in competing for acquisitions of dialysis facilities in areas and market targeted by the Company. Competition for acquisitions has increased the cost of acquiring existing dialysis facilities.

         Another significant competitive factor is the ability to attract and retain qualified nephrologists who normally are the sole source of patient referrals to the dialysis center and who are responsible for the supervision and operations of the center. Additionally, there is always substantial competition for obtaining qualified, competent nurses and technical staff at reasonable labor costs.

         As a result of advances in surgical techniques, immune suppression and computerized tissue typing, cross-matching of donor cells and donor organ availability, renal transplantation is becoming a competitive factor. It is presently the second most commonly used modality in ESRD therapy. With greater availability of kidney donations, currently the most limiting factor, renal transplantations could become a more significant competitive aspect to dialysis treatments provided by the Company. Although kidney transplant is a most favored treatment for ESRD, certain patients who have undergone such transplants have lost their transplant function and returned to dialysis treatments.

         Based upon its ownership of four centers, one in Florida and three dialysis facilities in Pennsylvania (one under construction), the Company is not a significant competitive force in this industry. In 1996 there were in excess of 2,860 Medicare approved ESRD facilities of which approximately 2,000 were independent dialysis centers. Hospitals and other outpatient dialysis centers compete with the Company's dialysis operations. Competitive factors that are most significant in dialysis treatments are the quality of care and service, convenience of location and pleasantness of environment.

Employees

         The Company and its subsidiaries employ approximately 321 full-time employees of which 14 are administrative, 39 are with the dialysis operations, 13 are engaged in the medical supply operations, and 225 are with Techdyne's electro-mechanical manufacturing operations (domestic and Scotland). In addition, Techdyne utilizes approximately 50 temporary workers, retained through local agencies, on a regular basis.

Properties

   Ownership

         DCA acquired two properties in 1987, one in Easton, Maryland consisting of land and a one and one-half story frame building of approximately 8,000 square feet, of which 5,400 square feet is leased to the purchaser of one of the dialysis centers DCA sold in 1989 and a competitor of DCA. The tenant recently leased an additional 2,040 square feet at this facility. DCA maintains an office at this facility. The second property consists of land and a 15,230 square foot brick building in Lemoyne, Pennsylvania. DCA constructed a new 3,400 square foot center at this facility, approved for 13 dialysis stations, with space available for expansion, which it anticipates initiating in the near future. DCA leases this facility to its subsidiary. See "Certain Relationships and Related Transactions" of the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is hereby incorporated by reference.

         The Carlisle, Pennsylvania dialysis facility, currently under construction, is leased by the Company's subsidiary, DSP-C, under a five-year lease to commence when the space is substantially completed, with two renewals of five years each. The facility consists of 4,340 square feet of space to house 12 dialysis stations at an annual rental of $32,550.

         DSNJ, a new subsidiary of the Company, has completed a five year lease for its new dialysis facility in Manahawkin, New Jersey for approximately 4,000 square feet at an annual rate of approximately $38,000 per annum plus its proportionate share of the real estate taxes and casualty insurance premiums. The lease is renewable for two consecutive five year periods. The facility is designed for 12 dialysis stations. For construction to commence, approval for upgraded services is being sought. There is no assurance that such approval will be granted, and, if not, further delays in opening this new dialysis facility will be encountered until a proper location is secured.

         The properties in Lemoyne, Pennsylvania and Easton, Maryland, are subject to mortgages from a Maryland banking institution. As of December 31, 1996, the remaining principal amount of the mortgage on the Lemoyne property was approximately $224,000 and on the Easton, Maryland property was approximately $280,000. Each mortgage extends through November, 2003, bears interest at 1% over the prime rate, and is secured by the real property and DCA's personal property at those locations. The bank also has a lien on rents due DCA and security deposits from leases of the properties. Written approval of the lender is required for all leases, assignments or subletting, alterations and improvements and sales of the properties. Under the terms of the mortgages, the bank has the immediate right to demand repayment of the outstanding balances. See "Management's Discussions and Analysis of Financial Condition and Results of Operations."

         In 1990, the Company acquired two buildings from Techdyne, one a 16,000 square foot building in Hialeah, Florida housing Techdyne's executive and administrative offices (approximately 5,000 square feet); engineering (approximately 2,000 square feet); and prototype and production assemblies and plastic injection molding(approximately 9,000 square feet). Adjacent to that facility is the second building consisting of 12,000 square feet used as a warehouse and inspection segments of Techdyne's operations. The Company leases these facilities to Techdyne. See below. The Company also owns a parcel of land located adjacent to Techdyne's executive and administrative offices in Hialeah, Florida, used for parking. See "Certain Relationships and Related Transactions" of the Company's Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.


         The Company owns a small parcel of land near Techdyne's offices in Hialeah, also used as a parking lot, and a small undeveloped parcel near its warehouse facilities purchased for future expansion.

                    Leases - Company as Lessor
   Lessee                  Space           Property                 Term                     Rent
   ------               -----------      --------------         -------------       -------------
Renal Treatment         7,440 sq. ft.   402 Marvel Ct.         5 yrs. to          $80,000/yr
Centers-Maryland,                       Easton, PA             March 31, 1998;    (for 5,400 sq. ft.)
Inc. (1)(2)                                                    one 5-yr renewal   escalating 5% the
                                                                                  last 2 yrs; $2400
                                                                                  per yr. (for 2040 sq.
                                                                                  ft.) (2)plus utilities
                                                                                  and real estate taxes

Dialysis Services of    3,400 sq. ft.   27 Miller Ave(4)       5 yrs. to          $33,730
Pennsylvania,                           Lemoyne, PA            Nov. 30, 2000;     plus utilities,
Inc. - Lemoyne (1)(3)                                          two 5 year         real estate
                                                               renewals           taxes and insurance

MCI                     247 sq. ft.     27 Miller Ave.         5 yrs. to          $3,035/yr.
Communications                          Lemoyne, PA            Feb. 28, 1998      plus
Corp.                                                                             electric and taxes

JA Hunt Services, Inc.  1,947 sq. ft.   27 Miller Ave.         3 yrs. to          $17,010/yr.
                                        Lemoyne, PA            March 31,          plus taxes.
                                                               1998

Techdyne(4)             16,000 sq. ft.  2230 W. 77th St.       5 yrs. to          $130,000/yr
                        (exec. off.     Hialeah, FL            March 31,          plus tax
                        and mfg.)                              2000               utilities,
                                                                                  insurance (net, net)
                                                                                  (5)

Techdyne(4)             12,000 sq. ft.  2200 W. 77th St        5 yrs. To          $130,000/yr
                        (warehouse)     Hialeah, FL            March 31,          plus taxes,
                                                               2000               utilities,
                                                                                  insurance
                                                                                  (net, net)(5)
Leases - Company or Subsidiary as Lessee

Identity of
  Lessee              Space             Property       Landlord          Term           Rent
The Company       2,800 sq. ft.     2337 W. 76th St.   Viragen, Inc.(6)  5 yrs. to     $19,600/yr
                  (exec. and        Hialeah, FL                          Dec. 31,      plus
                  admin.)                                                1997; two     taxes and
                                                                         5 yr.         utilities
                                                                         renewals

                                       43

Identity of
  Lessee              Space             Property              Landlord              Term             Rent
-----------        -----------       ----------------         ----------         ---------          ------
The Company       5,000 sq. ft.     75 W. Commerce            Brett and           5 yrs. to Dec.   $18,200/yr
                  (medical          Center                    Suzanne             11, 1997;        (escalating
                  supply and        2647 W. 81 St             Anderson            one 5 year       3%, each
                  consumer          Hialeah, FL                                   renewal          year) plus
                  product                                                                          utilities
                  operations-
                  offices
                  and warehouse)

The Company       3,900 sq. ft.     777 Terrace Ave.          Heights Plaza       5 yrs. to        $62,000/yr
                  (exec.            Hasbrouck                 Associates          March 31,        plus
                  offices)          Heights, NJ                                   2001             electricity,
                                                                                                   taxes and
                                                                                                   operational
                                                                                                   increases

Techdyne          11,000 sq ft      9742 and 9750             George Whimpey      month            $5,490 per
                  (mfg.             Whithorn Drive            of Texas, Inc.      to month         month
                  & offices)        Houston, TX

Techdyne          5,500sq ft        495 Commerce Pk.          495 Commerce        5 yrs.to         $33,600
                  (mfg. &           113 Cedar St.             Park Ltd            March 31,        first 2 yrs;
                  office)           Milford, MA               Partnership         2002; 5 yr.      $37,200 3rd &
                                                              `                   renewal          4th yrs.;
                                                                                                   $38,400
                                                                                                   5th yr.
                                                                                                   plus utilities,
                                                                                                   insurance
                                                                                                   (net, net)

Techdyne          6,825 sq. ft.     800 Paloma Drive          Amorron Park        3 yrs. to        $45,000/yr
                  (mfg. &           Round Rock (Austin),      Ltd.                April 14,        plus taxes,
                  offices)          TX(7)                                         1998;            utilities,
                                                                                  one three        insurance
                                                                                  year renewal     (net, net)

Dialysis          5,214 sq.         Paradise                  JACO, L.C.          5 yrs to         $61,000/yr
Services          ft. (3 story      Village                                       Oct. 31,
of Florida,       dialysis          Professional                                  1999; one
Inc.-Fort         facility)         Park                                          5 yr.
Walton Bch.(8)                      Fort Walton                                   renewal
                                    Beach, FL

                                       44

Identity of
  Lessee              Space             Property              Landlord              Term             Rent
Dialysis          4,000 sq. ft.     675 Route 72 East         William P.        5 yrs to           $38,000/yr.
Services of       (12 stations)     Manahawkin, NJ            Thomas            commence           plus taxes,
Inc.-                                                                           when space         insurance and
Manahawkin(3)                                                                   completed;         utilities
                                                                                two 5 yr.
                                                                                renewals

Dialysis          4,000 sq.         14 Tioga St.              James &           5 yrs. to          $25,000/yr
Services of       ft. (12           Wellsboro, PA             Roger Stager      Sept. 27           plus utilities
PA, Inc-          stations)                                                     2000; two
Wellsboro(3)                                                                    5 yr. renewals

Dialysis          4,340 sq.         101 Noble Blvd.           Lester and        5 yrs. to          $32,550/yr
Services          ft. (dialysis     Carlisle, PA              Kirby             commence           plus utilities
of PA, Inc.-      stations)                                   Burkholder        when space         and
Carlisle(3)                                                                     completed          janitorial

Renal Services(3) 300 sq. ft.       45 Delaware Street        Ronald Peck       1 yr. to           $490 per
                  (offices)         Woodbury, NJ                                January 1,         month
                                                                                1998

         Techdyne has an additional lease for two properties in Hialeah, Florida owned by the Company. See above "Leases - Company as Lessor."

         In 1994, Techdyne (Scotland) purchased the 27,000 square foot facility it had been leasing in Livingston, Scotland. The purchase was accomplished for approximately $730,000 with a 15-year mortgage which has a U.S. dollar equivalency of approximately $591,000 at December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." This facility was recently expanded by 3,500 square feet.

         Techdyne and DCA believe that their equipment and facilities are adequate for their current operations.
-----------------

(1)      DCA (67% owned subsidiary) is the Lessor.

(2) Leases guaranteed by parent, Renal Treatment Centers, Inc. DCA has acknowledged to lessees and their bank that such bank's security interest in lessees' property is superior to any interest which DCA may have as landlord. 2,040 square feet leased on a month-to-month basis through the term.

(3)      100% owned subsidiary of DCA.

(4)      63% owned public subsidiary.

(5) The $130,000 per year rental is the aggregate for both properties, 2230 West 77th Street, Hialeah, Florida and 2200 West 77th Street, Hialeah, Florida with adjacent parking. The rent was reduced to $94,000 per annum for the 12 months from April 1, 1996 to March 31, 1997.

(6) Viragen, Inc. ("Viragen") is a former subsidiary of the Company which was spun-off in 1986. Viragen is indebted to the Company for approximately $108,000 in accrued royalties.

(7) Right of first refusal to lease adjacent space (approximately 5,400 square feet).

(8)      80% owned subsidiary of DCA.

Legal Proceedings

         The Company is not involved in or subject to any claims or litigation. A temporary worker at Techdyne was injured in the first quarter of 1996. The injured party was insured through his temporary personnel agency. Although the extent of said injuries are not known nor the associated costs, Techdyne anticipates that its insurance is adequate to cover any potential claim. See
Note 7 to "Notes to Consolidated Financial Statements" to the Form 10-K.

                                   MANAGEMENT

Directors and Executive Officers


                                                                                        Position
                                                       Current Position and             Held
Name                       Age                       Areas of Responsibility            Since
----                       ---                       -----------------------            -----

Thomas K.
Langbein                   51                        Chairman of the Board              1980
                                                     of Directors, Chief
                                                     Executive Officer and
                                                     President

Seymour Friend             76                        Vice President and                 1981
                                                     Director                           1975

Daniel R. Ouzts            50                        Vice President (Finance)           1986
                                                     and Controller                     1983




         Thomas K. Langbein was appointed as Chairman of the Board of Directors, Chief Executive Officer and President in 1980, which latter position was relinquished in January, 1983 and reassumed in April, 1985 upon completion of Techdyne's public offering. Mr. Langbein is an officer and director of most of the Company's subsidiaries and was appointed President and Chief Executive Officer of Techdyne in April, 1990. Barry Pardon succeeded to the Presidency of Techdyne in November, 1991 at which time Mr. Langbein reassumed the position of Chairman of the Board. He has been a director of Techdyne since it was acquired by the Company in 1982. He is also a director of Techdyne's foreign subsidiary, Techdyne (Scotland). Mr. Langbein is Chairman of the Board and Chief Executive Officer of DCA. He also held those positions with Viragen, Inc., a public company and former subsidiary of the Company, until his resignation in April, 1993. Mr. Langbein is President, sole shareholder and director of Todd & Company, Inc. ("Todd"), a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Mr. Langbein devotes most of his time to the affairs of the Company, Techdyne and DCA. See "Executive Compensation" and "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

         Seymour Friend is a real estate investor and devotes a portion of his time to the affairs of the Company. He resigned as a director of Viragen, Inc. in May, 1993. See "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

         Daniel R. Ouzts, a certified public accountant, joined the Company in 1980 as Controller of its plasma division. In 1983 he became Controller of the Company and DCA, and in 1986 became Vice-President of Finance. Mr. Ouzts also serves as Vice President of Finance and Controller for Techdyne since 1986. In June, 1996, Mr. Ouzts was appointed Vice President of Finance and Treasurer of DCA. See "Certain Relationships and Related Transactions" of the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

Other Significant Employees
                                                                     Position
                                          Current Position and       Held
Name                Age                   Areas of Responsibility    Since

Barry Pardon        45                    President and              1991
                                          Director of Techdyne       1990

         Barry Pardon joined Techdyne in November, 1980 as national sales manager and initiated the independent manufacturer representatives sales force. Mr. Pardon became Vice President of Marketing of Techdyne in 1981, was appointed Executive Vice President (Marketing) in January, 1988, and appointed President in November, 1991. Mr. Pardon is a director of Techdyne (Scotland).


                              SELLING STOCKHOLDERS

         The Selling Stockholders offering Common Stock included in the Prospectus are:

                                                                           Beneficial Ownership (2)
                                            Common            -------------------------------------------------
                  Relationship              Stock Being       Before                      After
Name               to Company               Offered(1)        Offering          %(3)(4)   Offering     % (4)(5)
----               ----------               -------           -------------------------------------------------
1995 Options

Thomas K.         Chairman of Board,        250,000           1,074,014 (6)    18.8%      824,014      12.4%
Langbein          CEO and President

Seymour Friend    Vice President and         75,000             432,705 (7)     7.8%      357,705       5.4%
                  Director

Anthony C.        Director                   75,000             273,890 (7)     4.9%      198,890        2.9%
D'Amore

Lawrence E. Jaffe Counsel and Secretary      75,000             201,575 (8)     3.6%      126,575        1.9%
                  to Company

                                                                            Beneficial Ownership (2)
                                              Common            -----------------------------------------------
                   Relationship               Stock Being       Before                    After
Name                to Company                Offered(1)        Offering         %(3)(4)  Offering     % (4)(5)
----                ----------                -------           -----------------------------------------------
Peter D. Fischbein  Director                  75,000            372,611 (9)      6.7%

Barry Pardon        President of Techdyne     75,000            135,750 (10)     2.5%     60,750            *

Bart Pelstring      President and Director    30,000             85,000 (11)     1.5%     55,000            *
                    of DCA

Joseph Verga        Director                  30,000             79,075 (11)     1.4%     49,075            *

Daniel R. Ouzts     Vice President (Finance)  30,000             71,050 (11)     1.3%     41,050            *
                    and Controller

Dennis W.           None                      50,000             50,000            *        *               --
Healey (12)

Bonnie Kaplan       Employee                   5,000              5,000            *         --             --

William Langbein    Employee                   5,000              5,000            *         --             --

Sandra Molina       Employee                   1,000              1,000            *         --             --

Isabel Rodriguez    Employee                   1,000              1,000            *         --             --

Maria Rios          Employee                   1,000              1,000            *         --             --

Gilda Gort          Employee                   1,000              1,000            *         --             --

Moni Noa            Employee                   1,000              1,000            *         --             --

Georgette Ysrael    Employee                   1,000              1,000            *         --             --

Lillie Allen        Employee                   1,000              1,000            *         --             --

1994 Options(13)

Performance         Former                    200,000           200,000          3.7%        --             --
Capital             Consultant
Corporation (14)

Joseph Dillon
and Company(15)     Consultant                200,000           200,000          3.7%        --             --

----------------------------------
*less than 1%

(1) On April 18, 1995, the Board granted the 1995 Options under the 1989 Stock Option Plan, of which these are presently 807,000 1995 Options Outstanding. The Options were originally exercisable at $3.00 per share through April 17, 2000, and on December 30, 1996, the 1995 Option exercise price was reduced to $2.38 per share based upon the closing price of the Company's Common Stock as reported by the Nasdaq National Market on that date. Each Selling Stockholder of the Common Stock underlying the 1995 Options is restricted to the sale of 25% of the Common Stock obtained upon exercise of the 1995 Options within any six-month period absent prior approval from the board of directors. 25% of the Common Stock obtained upon exercise of the 1995 Options may be sold immediately.

     The only other shares of Common Stock being offered under this Prospectus are 400,000 shares underlying the 1994 Options held 200,000 each by two Selling Stockholders. The 1994 Options are at $1.25 per share through September 30, 1997. See "Executive Compensation-Options, Warrants or Rights" to the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held on June 11, 1997 which is incorporated hereby reference.

     The closing price of the Company's Common Stock on May 2, 1997 was $2.50.

(2) Based upon information furnished to the Company by either the directors and officers or obtained from the stock transfer books of the Company. The Company is informed that these persons hold sole voting and dispositive power with respect to the shares of Common Stock except as noted herein.

(3) Based on 5,456,940 shares outstanding. Does not include 807,000 shares of Common Stock underlying the 1995 Options or the 400,000 shares of Common Stock underlying the 1994 Options included in this Prospectus.

(4) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days of May 2, 1997 is deemed to be outstanding for purposes of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(5) Assuming all the 1994 and the 1995 Options are fully exercised. Therefore, there would be an additional 1,207,000 shares of Common Stock issued and there would then be 6,663,940 shares of Common Stock outstanding.

(6) Includes (i) 15,700 shares each held in the names of Mr. Langbein's two children who are of majority age but live in the same household, to which shares Mr. Langbein disclaims beneficial ownership; and (ii) 250,000 shares of Common Stock underlying the 1995 Options. Does not include an option to acquire up to 400,000 shares of Common Stock in lieu of a lump sum payment, which option is not presently exercisable except in the event of a change in control of the Company. See Note (1) and "Employment Contracts and Terminations of Employment and Change-In-Control Arrangements" and "Options, Warrants or Rights" under the caption "Executive Compensation." Of the Company's Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 11, 1997, which is incorporated herein by reference.

(7) Includes 75,000 shares of Common Stock underlying the 1995 Options. See Note (1).

(8) Includes (i) 10,000 shares of Common Stock owned by his daughter residing in the same household; and (ii) 75,000 shares of Common Stock underlying the 1995 Options. See Note (1).

(9) Includes (i) 100,000 shares held in trust for his infant son; Mr. Fischbein's wife is trustee; Mr. Fischbein disclaims beneficial interest in the 100,000 shares held in trust for his son; and (ii) 75,000 shares of Common Stock underlying the 1995 Options. Does not include 196,382 shares of Common Stock owned by his wife in which shares, based on her financial independence, Mr. Fischbein disclaims beneficial interest.

(10) Includes (i) 7,200 shares of Common Stock held in the name of his wife; and (ii) 75,000 shares of Common Stock underlying the 1995 Options. See Note (1).

(11) Includes 30,000 shares of Common Stock underlying the 1995 Options. See Note (1).

(12) Former Sr. Vice President and Treasurer of the Company until July, 1996, Upon his resignation he was granted an extension of his 1995 Option through the expiration date. See Note (1).

(13)   Exercisable at $1.25 per share through September 30, 1997.

(14) Obtained in September, 1994, for consulting arrangement and earned 25% per quarter throughout 1995. That consulting arrangement expired on September, 1996, upon which Performance Capital Corporation transferred 50% of its 1994 Options (for 200,000 shares of Common Stock) to Joseph Dillon & Company, Inc. ("Joseph Dillion"), with respect to an arrangement between those companies.

(15) Underwriters of the public offering for Techdyne in 1995 and DCA in 1996, pursuant to which it received certain commissions and expenses, including a consulting arrangement from each subsidiary for 18 months at $3,000 per month, which consulting fee was paid in full by each of Techdyne and DCA upon completion of their respective offerings. The DCA consulting agreement is still in effect through October 16, 1997. Joseph Dillon acquired the 1994 Option for 200,000 shares of Common Stock from Performance Capital Corporation. See Note (14) above.

         The Selling Stockholders are aware of Regulation M recently adopted to replace in part, Rule 10b-6 of the Exchange Act, which prohibits persons engaged in a distribution of securities from bidding or for purchasing (including others to bid for or purchase) the securities that are being distributed, until they have completed their distribution. One of the purposes of Regulation M is to protect persons with a financial interest in a distribution from affecting the integrity of the independent pricing mechanisms of the market for the securities that are in distribution.

         Distribution is defined broadly distinguishing the concept from ordering, trading by the magistrate of the offering and the presence of special selling efforts and selling methods. The definite applies to "shelf offerings" of securities as is the case with secondary offerings by selling stockholders from time to time in the open market at current market prices. Whether sales by the Selling Stockholders are deemed to be a distribution under Regulation M depends, among other factors, on the amount of securities registered, the public float, the trading volume and the presence of any special selling effort, if it is determined that a distribution exists, the bidding for and the purchasing prohibitions of Regulation M will apply to those securities being distributed by those persons participating in the distribution.

         The Selling Stockholders shall be deemed to be engaged in a distribution from the time they determine to proceed with the shelf-registered offering. Since there may be extended periods during which there are no selling efforts under an effective shelf-registered offering, the Commission believes it is unnecessary to subject issuers, broker-dealers, selling security holders and other persons who may be deemed participating, to the strict prohibitions of bidding for, purchasing or inducing others to purchase the securities subject to the distribution throughout the life of the shelf registration.

         Although Joseph Dillon, a registered broker-dealer with the Commission and a member of the NASD (thereby knowledgeable with respect to the requirements of Regulation M), is one of the Selling Stockholders, there is no agreement or arrangement or among the Selling Stockholders and Joseph Dillon for the latter to act as agent for any or all of the Selling Stockholders, who may exercise their 1994 until 1995 Options and sell the underlying Common Stock from time to time at their sole discretion and judgement. The Selling Stockholders have been apprised of the restriction of Regulation M and have agreed to abide by their obligations under the Exchange Act and, in particular, Regulation M. Nothing herein is deemed a determination as to whether this shelf-registered offering by the Selling Stockholder is a distribution, whether such Selling Stockholders may be deemed underwriters, whether regulations, relaxes, or whether the Selling Stockholder's market activities are to create actual or apparent trading to artificially affect the independent market activities or to create actual or apparent trading to artificially affect the independent market forces or prices of the Company's securities and are therefore otherwise manipulative.

         Nothing herein is deemed a determination as to whether this shelf-registered offering by the Selling Stockholders is a distribution, whether such Selling Stockholders may be deemed underwriters, whether for Registration M purposes, or otherwise, at what point the prohibition against bidding for or purchasing the securities commences or relaxes, or whether the Selling Stockholders' market activities are to create actual or apparent trading to artificially affect the independent market forces or prices of the Company's securities and are therefore otherwise manipulative.

                            DESCRIPTION OF SECURITIES

General

         The Company has an authorized capital of 12,000,000 shares of Common Stock, $.01 par value, of which 5,456,940 shares are currently outstanding. The issued and outstanding shares of Common Stock are fully paid and non-assessable, and all the shares of Common Stock underlying the Options, when paid for and issued, will be fully paid and non-assessable.

         Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Assuming complete exercise of the 1994 and 1995 Options, the officers and directors of the Company will own approximately 38% of the voting equity of the Company, and will be able to substantially influence the vote on all matters. See Risk Factor No. 1 under "Risk Factors Relating to the Securities and the Offering."

         Holders of the Common Stock are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. See "Dividend Policy." On any dissolution, liquidation or winding-up of the Company, the holders of Common Stock will be entitled to share pro rata in all distributions made after the payment of or provision for the payment of all debts and prior claims. There are no preemptive rights or conversion privileges applicable to the Common Stock.

         The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Options are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the Common Stock. The Options do not confer upon the holders any voting or any other rights as shareholders of the Company.

         Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York, 10004, serves as Transfer Agent for the Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

         The Company has 5,456,940 shares of Common Stock outstanding. Assuming all the Options are exercised, there will be an additional 1,207,000 shares of Common Stock outstanding for an aggregate of 6,663,940 shares of Common Stock outstanding. The officers and directors of the Company and its subsidiaries currently beneficially own approximately 42% of the Company, and assuming exercise of all the Options, will beneficially own approximately 38% of the Common Stock outstanding. Joseph Dillon (a consultant to DCA) and Performance Capital Corporation, a former consultant to the Company, each beneficially own 3.7% of the outstanding Common Stock, and assuming full exercise of the Options will each beneficially own 3%, and together will beneficially own 6% of the Common Stock to be outstanding. See Risk Factor No. 5 under "Risk Factors Relating to the Securities and the Offering." A substantial amount of the 2,530,070 shares of Common Stock beneficially owned by the officers and directors of the Company and its subsidiaries are freely tradable, except affiliates of the Company (as defined as control persons under the Securities Act and Rule 144 of that Act) are entitled to sell their shares absent a registration statement only in accordance with the conditions of Rule 144 except with respect to the one-year holding period applicable to restricted securities. Rule 144 entitles such affiliates to sell in any three-month period, a number of shares, which does not exceed the greater of 1% of the total number of shares of Common Stock outstanding, or if the Common Stock is trading on Nasdaq, which it is, or a national stock exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the sale. This means that the officers and directors of the Company and its subsidiaries could each sell at least 54,569 shares of Common Stock every three-month period, so long as none of such persons are acting in concert, which means they do not have any agreement or arrangement as to how they will sell their shares of Common Stock. Sales under Rule 144 are also subject to satisfaction of certain additional conditions, including the names and method of sale, notice and the availability of current public information about the Company.

         Any sales under Rule 144 would be in addition to the 1,207,000 shares of Common Stock being offered under this Prospectus, which for the 1995 Options is subject to a restriction imposed by the Company of 25% of the 1995 Options within any six-month period absent consent for greater sales by the board of directors.

         Sales of substantial amounts of shares of Common Stock in the public market under Rule 144 and/or pursuant to this Prospectus or otherwise, could adversely affect the prevailing market price of the Common Stock. See Risk Factor No. 5 under "Risk Factors Relating to the Securities and the Offering."

                              PLAN OF DISTRIBUTION

         The Common Stock underlying the Options are being offered for sale by the Selling Stockholders from time to time in the over-the-counter market through the usual brokerage channels and transactions at the then prevailing market prices, or at private sale or otherwise at negotiated prices related to the prevailing market prices at the time of offer or sale or by a combination of such methods. See "Market for the Company's Securities" and "Selling Stockholders." The Selling Stockholder and any broker-dealer acting on their behalf may be deemed underwriters within the meaning of the Securities Act and any commissions received or profits realized by them may be deemed underwriting commissions. The Company will receive none of the proceeds from the sale of the securities by the Selling Stockholder. See "Use of Proceeds."

         The Selling Stockholders have agreed with the Company that any Common Stock to be offered by them to the public from time to time will be offered and sold in compliance with the Securities Act and the Exchange Act as well as any private agreement between the Company and Selling Stockholder. The Selling Stockholders have agreed that they will not pay, directly or indirectly, to any person any compensation for soliciting another to purchase any Common Stock, except for sales of these securities in ordinary brokerage transactions in which the broker is paid no more than the usual and customary commission for such transaction.

         One or more supplements to the Prospectus will be filed under the Securities Act to describe any material arrangement or modification in the sale or resale of the Common Stock.

                                  LEGAL MATTERS

         The validity of the Common Stock issuable upon exercise of the Options will be passed upon by Lawrence E. Jaffe, Esq., 777 Terrace Avenue, Hasbrouck Heights, New Jersey. Mr. Jaffe is Secretary and counsel to the Company and devotes a significant amount of his time and receives a substantial portion of his fees for services rendered to the Company, primarily in corporate and securities matters. Fees paid to Mr. Jaffe by the Company for 1996 totaled approximately $107,000. Mr. Jaffe maintains his principal office at the premises that the Company utilizes for its New Jersey executive offices. He owns 1995 Options for 75,000 shares of Common Stock which shares are included in this Prospectus. See "Selling Stockholders."

                                     EXPERTS

         The consolidated financial statements of Medicore, Inc. and subsidiaries at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The certificate of incorporation and by-laws of the Company provide that the Company shall indemnify to the fullest extent permitted by Florida law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Company. Such indemnification (other than as ordered by a court) shall be made by the Company only upon a determination that indemnification is proper the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the shareholders. In addition, the certificate of incorporation provides for the elimination, to the extent permitted by Florida law, of personal liability of directors to the Company and its shareholders for monetary damages for breach of fiduciary duty as directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore un-inforcible. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of Expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.